SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2025
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 (Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.) INTERIM FINANCIAL INFORMATION COMPANHIA SIDERÚRGICA NACIONAL AS OF JUNE 30, 2025 AND INDEPENDENT AUDITOR’S REPORT Docusign Envelope ID: D280BE2A-1BC5-4FEC-A9F3-656761CACA86

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.) 2 Independent auditor's report on review the individual and consolidated interim financial information. To the Shareholders, Directors and Managers of Companhia Siderúrgica Nacional Sao Paulo-SP Introduction We have reviewed the individual and consolidated interim financial information of Companhia Siderúrgica Nacional ("Company"), identified as parent company and consolidated, contained in the Quarterly Information Form - ITR for the quarter ended June 30, 2025, which comprise the balance sheet as of June 30, 2025 and the related statements of income, comprehensive income, for three and six months period then ended and changes in shareholder’s equity and cash flows for the six-month period then ended, including the explanatory notes. The Company's management is responsible for preparing and presenting the individual and consolidated interim financial information, in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Statements and with the international accounting standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission, applicable to the preparation of the Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review. Scope of review We conducted our review in accordance with Brazilian and international standards for reviewing interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Entity Auditor and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is significantly less than that of an audit conducted in accordance with auditing standards and, as a result, did not enable us to obtain assurance that we have taken knowledge of all significant matters that could be identified in an audit. Therefore, we do not express an audit opinion. Conclusion on the individual and consolidated interim financial information Based on our review, we are not aware of any fact which leads us to believe that the individual and consolidated interim financial information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and IAS 34, applicable to the preparation of the Quarterly Information - ITR, and presented in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Docusign Envelope ID: D280BE2A-1BC5-4FEC-A9F3-656761CACA86

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.) 3 Other matters Statement of Value Added The previously mentioned quarterly information includes the individual and consolidated interim financial information of Value Added (DVA), referring to the six-months period ended June 30, 2025, prepared under the responsibility of the Company's management and presented as supplementary information for international standard IAS 34 purposes. These statements were submitted to review procedures performed in conjunction with the review of the Company's quarterly information - ITR, in order to conclude whether they are reconciled with the interim financial information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in technical pronouncement CPC 09 (R1) - "Demonstration of Added Value". Based on our review, we are not aware of any facts that lead us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria defined in this standard and in a manner consistent with the interim financial information, individual and consolidated, taken as a whole. Barueri, July 31, 2025. Forvis Mazars Auditores Independentes - Sociedade Simples Ltda. CRC 2 SP023701/O-8 Danhiel Augusto Reis CRC 1SP254522/O-0 Docusign Envelope ID: D280BE2A-1BC5-4FEC-A9F3-656761CACA86

Companhia Siderúrgica Nacional S.A.
BALANCE SHEET
(In thousands of Reais)

		Consolidated		Parent Company				Consolidated		Parent Company
	Notes	06/30/2025	12/31/2024	06/30/2025	12/31/2024		Notes	06/30/2025	12/31/2024	06/30/2025	12/31/2024
ASSET						LIABILITIES AND SHAREHOLDERS' EQUITY
Current						Current
Cash and cash equivalents	3	18,305,208	23,310,197	2,088,073	5,666,618	Borrowings and financing	12	7,819,043	8,821,679	4,013,991	5,201,174
Financial investments	4	851,397	911,378	834,560	895,573	Payroll and related taxes		644,740	560,695	210,962	184,696
Trade receivables	5	2,437,043	2,900,998	1,630,275	1,555,141	Trade payables	15	7,066,323	7,030,734	3,792,941	3,596,080
Inventory	6	10,355,385	10,439,741	6,671,060	6,839,246	Tax payables		880,497	719,253	170,180	195,063
Recoverable taxes	7	1,954,302	1,367,316	738,137	668,137	Labor and civil provisions	18	115,105	132,112	70,698	61,008
Other current assets	8	796,486	856,063	1,124,145	1,012,495	Dividends and interest on equity payable	16	1,437,467	61,965	6,095	6,242
Total current assets		34,699,821	39,785,693	13,086,250	16,637,210	Advances from customers	16	3,899,218	3,648,639	350,208	382,350
						Trade payables – Forfaiting and Drawee risk	15.a	2,747,027	2,902,593	2,215,234	2,214,482
Non-Current						Other payables	16	1,128,846	1,238,805	888,202	1,174,978
Long-term realizable asset						Total current liabilities		25,738,266	25,116,475	11,718,511	13,016,073
Financial investments	4	29,758	169,977		142,423
Deferred taxes assets	17	6,731,080	7,345,326	4,399,095	4,750,333	Non-Current
Inventory	6	1,954,823	1,761,172			Borrowings and financing	12	43,747,995	48,092,942	23,135,590	25,044,466
Recoverable taxes	7	3,066,272	2,799,951	2,168,950	1,838,343	Deferred taxes assets	17.b	604,421	541,329
Other non-current assets	8	5,331,042	5,232,370	6,128,369	5,360,281	Provision for tax, social security, labor, civil and environmental risks	18	743,797	1,245,590	253,232	276,689
		17,112,975	17,308,796	12,696,414	12,091,380	Employee benefits	0	502,039	473,046	481,609	454,161
						Provisions for environmental liabilities and decommissioning	19	1,188,320	1,133,363	138,041	142,989
Investments	9	6,191,787	5,948,051	26,501,360	26,292,822	Provision for investment losses	9			10,699,022	11,458,813
Property, plant and equipment	10	32,031,883	30,426,023	10,089,593	9,664,413	Other payables	16	11,692,665	11,844,793	2,111,894	2,089,266
Intangible assets	11	11,034,277	10,438,091	68,322	68,070	Total non-current liabilities		58,479,237	63,331,063	36,819,388	39,466,384
Total non-current assets		66,370,922	64,120,961	49,355,689	48,116,685
						Shareholders’ equity
						Paid-up capital	21	10,240,000	10,240,000	10,240,000	10,240,000
						Capital reserves		2,056,970	2,056,970	2,056,970	2,056,970
						Earnings reserves		(144,686)	640,460	(144,686)	640,460
						Legal reserve		1,158,925	1,158,925	1,158,925	1,158,925
						Other comprehensive income		592,831	(1,824,917)	592,831	(1,824,917)
						Total shareholders' equity of controlling shareholders		13,904,040	12,271,438	13,904,040	12,271,438
						Earnings attributable to the non-controlling interests		2,949,200	3,187,678
						Total shareholders' equity		16,853,240	15,459,116	13,904,040	12,271,438
TOTAL ASSETS		101,070,743	103,906,654	62,441,939	64,753,895	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		101,070,743	103,906,654	62,441,939	64,753,895
The accompanying notes are an integral part of these consolidated financial statements

Companhia Siderúrgica Nacional S.A.
Statements of Income
(In thousands of Reais)

			Consolidado		Controladora		Consolidado		Controladora
		Six-month period ended		Six-month period ended		Three-month period ended		Three-month period ended
	Notes	6/30/2025	6/30/2024	6/30/2025	6/30/2024	6/30/2025	6/30/2024	6/30/2025	6/30/2024

Net Revenue	23	21,600,915	20,594,732	8,666,001	8,871,519	10,693,286	10,881,740	4,175,677	4,663,735
Costs of goods sold and services rendered	24	(16,342,573)	(15,414,669)	(8,048,779)	(8,555,029)	(7,967,187)	(7,892,701)	(3,844,781)	(4,454,735)
Gross profit		5,258,342	5,180,063	617,222	316,490	2,726,099	2,989,039	330,896	209,000

Operating (expenses)/income		(2,727,949)	(2,983,619)	(280,700)	(1,023,331)	(1,083,343)	(1,375,530)	193,621	(474,152)
Selling expenses	0	(2,293,241)	(2,561,916)	(414,881)	(413,670)	(1,233,009)	(1,363,352)	(209,599)	(210,782)
General and administrative expenses	0	(480,923)	(430,917)	(195,904)	(191,176)	(263,525)	(224,064)	(107,690)	(103,146)
Equity in results of affiliated companies	9	245,227	191,599	741,975	(76,814)	166,793	98,279	652,598	33,081
Other operating (expenses)/income, net	25	(199,012)	(182,385)	(411,890)	(341,671)	246,398	113,607	(141,688)	(193,305)
Other operating income		143,809	604,280	142,310	108,506	76,794	546,371	87,460	42,031
Other operating expenses		(342,821)	(786,665)	(554,200)	(450,177)	169,604	(432,764)	(229,148)	(235,336)

Income before financial income (expenses)		2,530,393	2,196,444	336,522	(706,841)	1,642,756	1,613,509	524,517	(265,152)
Financial income (expenses), net	26	(3,750,586)	(2,619,918)	(1,831,827)	(958,802)	(1,900,239)	(1,495,391)	(1,047,288)	(565,066)
Financial income		825,975	718,966	430,447	334,987	270,918	342,437	182,095	139,316
Financial expenses		(3,473,681)	(3,164,902)	(1,613,441)	(1,563,416)	(1,773,273)	(1,804,104)	(961,547)	(988,447)
Other financial items, net		(1,102,880)	(173,982)	(648,833)	269,627	(397,884)	(33,724)	(267,836)	284,065

Income before income taxes	17	(1,220,193)	(423,474)	(1,495,305)	(1,665,643)	(257,483)	118,118	(522,771)	(830,218)
Income tax and social contribution		358,244	(278,800)	710,159	547,163	127,114	(340,730)	356,771	301,439

Net income/(loss)		(861,949)	(702,274)	(785,146)	(1,118,480)	(130,369)	(222,612)	(166,000)	(528,779)

Attributable to:
Earnings attributable to the controlling interests		(785,146)	(1,118,480)	(785,146)	(1,118,480)	(166,000)	(528,779)	(166,000)	(528,779)
Earnings attributable to the non-controlling interests		(76,803)	416,206			35,631	306,167

Loss basic and diluted per share (in R$)	21.e			(0.59207)	(0.84344)			(0.12518)	(0.39875)
The accompanying notes are an integral part of these consolidated financial statements

Companhia Siderúrgica Nacional S.A.
Statements of Changes in Equity
(In thousands of Reais)
	Capital social integralizado	Ações em tesouraria	Transações de capital	Reservas			Lucros / (Prejuízos) acumulados	Outros resultados abrangentes	Total do Patrimônio Líquido da Controladora	Participação acionistas não controladores	Total do Patrimônio Líquido Consolidado
				Capital	Legal	Estatutária
	Paid-up capital	Treasury shares	Capital transactions	Reserves			Retained earnings	Other comprehensive income	Total Shareholders' Equity Parent Company	Non-controlling interest	Total Consolidated Shareholders' Equity
				Capital	Legal	Statutory
Balances on December 31, 2024	10,240,000	(223,830)	2,248,080	32,720	1,158,925	640,460		(1,824,917)	12,271,438	3,187,678	15,459,116

Adjusted opening balances	10,240,000	(223,830)	2,248,080	32,720	1,158,925	640,460		(1,824,917)	12,271,438	3,187,678	15,459,116

Total comprehensive income							(785,146)	2,417,748	1,632,602	(321,751)	1,310,851

Net loss							(785,146)		(785,146)	(76,803)	(861,949)

Other comprehensive income								2,417,748	2,417,748	(244,948)	2,172,800
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes								74	74	(1)	73
Cumulative translation adjustments for the year								(3,083)	(3,083)		(3,083)
(Loss)/gain cash flow hedge accounting, net of taxes								1,918,399	1,918,399		1,918,399
Cash flow hedge reclassified to income upon realization, net of taxes								141,920	141,920		141,920
(Loss)/gain cash flow hedge accounting – “Platts” from investments in subsidiaries, net of taxes								351,656	351,656	157,911	509,567
Gain on the percentage change in investments								8,782	8,782		8,782
Allocation of profit/(loss) for the year										(402,858)	(402,858)
Dividends approved at SBM 05/08/2025										(337,781)	(337,781)
Interest on shareholders' equity approved at SBM 05/08/2025										(65,077)	(65,077)
Capital transactions										83,273	83,273
Constitution of subsidiaries in foreign operations										1,170	1,170
Result of acquisition of ownership interest in Grupo Estrela										82,103	82,103
Balances as at June 30 2025	10,240,000	(223,830)	2,248,080	32,720	1,158,925	640,460	(785,146)	592,831	13,904,040	2,949,200	16,853,240

Companhia Siderúrgica Nacional S.A.
Statements of Cash Flows
(In thousands of Reais)

			Consolidated		Parent Company
	Notes	06/30/2025	06/30/2024	06/30/2025	06/30/2024

Net cash from operating activities		(1,399,172)	1,637,196	(545,454)	(706,091)
Cash flow from operating activities		1,504,113	3,309,993	470,529	(225,600)
Earnings attributable to the controlling interests		(785,146)	(1,118,480)	(785,146)	(1,118,480)
Earnings attributable to the non-controlling interests		(76,803)	416,206
Adjustments to reconcile the result:
Financial charges in borrowing and financing raised	26	2,024,049	1,951,417	953,008	881,371
Financial charges in borrowing and financing granted		(202,236)	(77,804)	(170,350)	(107,134)
Charges on lease liabilities	14	56,175	48,640	1,743	293
Equity in results of affiliated companies	9	(245,227)	(191,599)	(741,975)	79,259
Deferred taxes assets	17.b	(649,190)	(618,916)	(710,159)	(547,163)
Provision for tax, social security, labor, civil and environmental risks		(518,536)	(31,184)	(13,767)	3,631
Exchange, Monetary and Cash Flow Hedge		(406,143)	873,519	1,025,614	(232,984)
Write-off of property, plant and equipment right of use and Intangible assets	9, 10, 11 e 14	20,429	9,601	(12,498)	(1,474)
Provision for environmental liabilities and decommissioning of assets		54,948	50,557	(4,948)	(5,377)
Updated shares – Fair value through profit or loss	26	191,986	243,494	191,986	243,494
Depreciation, amortization and depletion	24	2,045,784	1,834,550	719,953	647,772
Accrued/(reversal) for consumption and services		(53,264)	(75,100)	(618)	(37,132)
Dividends USIMINAS			(44,798)		(44,681)
Other provisions		47,287	39,890	17,686	13,005

Changes in assets and liabilities		(2,903,285)	(1,672,797)	(1,015,983)	(480,491)
Trade receivables - third parties		715,658	590,164	66,543	(84,715)
Trade receivables - related party		4,924	(10,817)	(220,174)	202,093
Inventory		(401,411)	(478,898)	(229,045)	(652,530)
Dividends and receivables - related parties		25,106	44,798	777,379	1,034,915
Recoverable taxes		(832,514)	(63,275)	(400,607)	(163,027)
Judicial deposits		57,360	(130,413)	(8,452)	11,379
Receipt of RFFSA receivables
Other assets		26,116	180,487	(37,986)	(93,643)
Trade payables		(246,422)	(1,327,689)	208,786	(265,022)
Trade payables – Forfaiting and Drawee risk		(151,175)	636,632	752	127,862
Payroll and related taxes		53,247	98,353	26,268	39,084
Tax payables		120,253	(30,405)	(23,016)	36,734
Payables to related parties		(6,651)	(25,817)	26,276	29,189
Advance of customers of mineral and energy contracts		(303,796)	861,201	(179,249)	146,930
Interest paid	12.a	(2,168,480)	(1,964,382)	(989,286)	(846,224)
Interest received				687	968
Receipts/(Payments) from hedging operations, cash flow and derivatives		(45,707)	55,761	(38,913)	1,553
Other liabilities		250,207	(108,500)	4,054	(6,036)

Net cash investment activities		(2,744,733)	(2,106,180)	(1,944,511)	(1,298,360)
Investments / AFAC / Acquisitions of Shares		(23,600)	(32,000)	(58,600)	(104,500)
Cash paid in acquiring investments Gramperfil		(35,948)
Purchase of property, plant and equipment, intangible assets and investment property	9, 10 e 11	(2,457,970)	(2,127,047)	(1,033,563)	(1,069,672)
Intercompany loans granted		(39,015)	(48,356)	(566,390)	(108,189)
Intercompany loans received		3,279	4,317	2,592	2,592
Financial Investments, net of redemption		8,214	96,906	11,450	(18,591)
Cash received in acquiring investments Gramperfil		13,261
Cash paid in acquiring investments Grupo Estrela		(300,000)		(300,000)
Cash received in acquiring investments Grupo Estrela		87,046

Net cash used in financing activities		(856,116)	61,114	(1,088,580)	1,388,734
Borrowings and financing raised	12.a	6,457,284	5,381,083	1,060,044	2,351,299
Transactions cost - Borrowings and financing		(84,528)	(63,821)	(8,816)	(42,133)
Borrowings and financing – related parties	12.a				2,487,558
Amortization of borrowings and financing	12.a	(8,077,655)	(3,877,726)	(1,784,013)	(1,707,434)
Amortization of borrowings and financing - related parties	12.a			(349,221)	(744,878)
Amortization of leases	14	(177,067)	(145,491)	(6,574)	(6,289)
Share repurchase		42,611
Dividends and interest on shareholder’s equity			(1,232,931)		(949,389)
Exchange Variation on Cash and Equivalents		983,239

Exchange Variation on Cash and Equivalents		(4,967)	(92,970)

Increase (decrease) in cash and cash equivalents		(5,004,988)	(500,841)	(3,578,545)	(615,715)
Cash and equivalents at the beginning of the year		23,310,197	16,046,218	5,666,618	2,270,070
Cash and equivalents at the end of the year		18,305,208	15,545,377	2,088,073	1,654,353
The accompanying notes are an integral part of these consolidated financial statements

Companhia Siderúrgica Nacional S.A.
Statements of Value Added
(In thousands of Reais)

		Consolidated		Parent Company
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Revenues
Sales of products and services rendered	24,659,841	23,447,605	10,608,095	10,691,326
Other income/(expenses)	94,183	76,053	83,957	49,978
Provision for (reversal of) doubtful debts	2,748	(29,160)	(867)	(21,613)
	24,756,772	23,494,498	10,691,185	10,719,691
Raw materials acquired from third parties
Cost of sales and services	(11,238,767)	(11,436,836)	(6,300,815)	(7,300,269)
Materials, electric power, outsourcing and other	(2,476,206)	(2,802,313)	(666,133)	(599,142)
Impairment/recovery of assets	(88,858)	(96,646)	(51,392)	(94,697)
	(13,803,831)	(14,335,795)	(7,018,340)	(7,994,108)
Gross value added	10,952,941	9,158,703	3,672,845	2,725,583

Retentions
Depreciation, amortization and depletion	(2,045,784)	(1,832,760)	(719,953)	(647,323)
Value added created	8,907,157	7,325,943	2,952,892	2,078,260

Value added received
Equity in results of affiliated companies	245,227	191,599	741,975	(76,814)
Financial income	583,216	475,472	187,689	91,493
Other and exchange gains	965,567	(1,600,692)	185,581	143,712
	1,794,010	(933,621)	1,115,245	158,391
Value added for distribution	10,701,167	6,392,322	4,068,137	2,236,651

Value added distributed
Personnel and Charges	2,296,129	1,417,119	852,628	565,924
Salaries and wages	1,804,900	1,154,592	635,358	439,823
Benefits	375,598	202,270	172,024	102,008
Severance payment (FGTS)	115,631	60,257	45,246	24,093
Taxes, fees and contributions	3,962,466	4,164,895	1,793,084	1,590,654
Federal	2,025,923	2,389,406	890,485	808,015
State	1,923,205	1,766,510	902,599	782,639
Municipal	13,338	8,979	-	-
Remuneration on third-party capital	5,304,521	1,512,582	2,207,570	1,198,553
Interest	2,574,398	2,047,486	1,242,921	921,207
Rental	5,152	17,884	2,473	4,546
Other and exchange losses	2,724,971	(552,788)	962,176	272,800
Interest on equity	(861,949)	(702,274)	(785,145)	(1,118,480)
Dividends		(950,000)		(950,000)
Income for the year/Retained earnings	(785,146)	(168,480)	(785,145)	(168,480)
Non-controlling interests	(76,803)	416,206
	10,701,167	6,392,322	4,068,137	2,236,651
The accompanying notes are an integral part of these consolidated financial statements

(In thousands of R$, unless otherwise stated)

1.	DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional (CSN) is a publicly-held corporation, headquartered in the capital of the State of São Paulo. Founded on April 9, 1941 during the Getúlio Vargas government, the Company was privatized in 1993. CSN ("Company"), together with its subsidiaries, controlled entities, jointly controlled entities and affiliates (referred to as "Group"), operates in five main business segments:

(i)	Steel industry: production and marketing of flat and long steels;
(ii)	Mining: mining and processing of iron ore, tin, limestone and dolomite, as well as the sale of iron ore;
(iii)	Cements: production and marketing of bagged and bulk cements, as well as aggregates and other related products;
(iv)	Energy: production and sale of energy from renewable sources;
(v)	Logistics: participations in railways, concession of ports and road fleet.

CSN is listed on São Paulo’s B3 – Brasil, Bolsa, Balcão stock exchange under the code CSNA3, where its shares are traded, and on NYSE - United States stock exchange under the code SID. Additionally, its subsidiaries CSN Mineração S.A. and Companhia Estadual de Geração de Energia Elétrica are publicly traded, and CSN Mineração S.A. trades shares of common stock at B3 under the code CMIN3.

CSN Group has a significant business diversification, being one of the largest steel producers in Brazil, the second largest exporter of iron ore and a pioneer in the stacking of tailings for de-characterization of dams. It also occupies the position of the second largest player in the cement sector in the country.

•	Going Concern:

Management understands that the Company has adequate resources to continue its operations. Accordingly, the Company's financial statements for the year ended June 30, 2025 have been prepared on a going concern basis.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a)	Declaration of conformity

The individual and consolidated interim financial information ("interim financial information") was prepared and presented in accordance with the accounting policies adopted in Brazil issued by the Accounting Pronouncements Committee ("CPC"), approved by the Brazilian Securities and Exchange Commission ("CVM") and the Federal Accounting Council ("CFC") and in accordance with the International Financial Standards Reporting ("IFRS"), issued by the International Accounting Standards Board ("IASB"), currently referred to as IFRS Accounting Standards, and evidences all relevant information specific to the financial statements, and only this information corresponds to that used by the Company's Management in its activities. The consolidated financial information is identified as “Consolidated” and the individual financial information of the Parent Company is identified as “Parent Company”.

(In thousands of R$, unless otherwise stated)

2.b)Basis of presentation

The individual and consolidated interim financial information was prepared based on historical cost and adjusted to reflect: (i) the fair value measurement of certain financial assets and liabilities (including derivative instruments), as well as pension plan assets; and (ii) impairment losses. When IFRS and CPCs allow the option between acquisition cost or another measurement criterion, the acquisition cost criterion was used.

The preparation of this financial information requires Management to use certain accounting estimates, judgments and assumptions that affect the application of accounting policies and the amounts reported on the balance sheet date of assets, liabilities, revenues and expenses may differ from future actual results. The assumptions used are based on historical data and other factors considered relevant and are reviewed by the Company's Management.

Interim financial information has been prepared and is being presented in accordance with CPC 21 (R1) - "Interim Financial Reporting" and IAS 34 - "Interim Financial Reporting", in accordance with the standards established by the CVM. Interim financial information does not include all requirements for annual or complete financial statements; as a result, it should be read together with the Company's financial statements for the year ended December 31, 2024.

In this context, this interim financial information was not repeated, either due to redundancy or relevance in relation to that already presented in the following explanatory notes to the annual financial statements:

Note 2.d - Material accounting policies

Note 2.f - Adoption of new requirements, standards, amendments and interpretations

Note 9.b - Additional information on direct and indirect subsidiaries

Note 9.c - Main events occurred in subsidiaries in 2024 and 2023

Note 11.a - Assets with indefinite useful lives

Note 12 – Impairment of assets

Note 19 - Taxes in installments

Note 22.a - Transactions with controllers

Note 22.c - Other unconsolidated related parties

Note 30 - Employee benefits

Note 31 - Commitments

Note 32 - Insurance

The provided individual and consolidated financial information was approved by Management as of July 31, 2025.

2.c)	Functional and presentation currency

The accounting records included in the financial information of each of the Company's subsidiaries are measured using the currency of the main economic environment in which each subsidiary operates ("functional currency"). The parent company's interim and consolidated information are presented in Brazilian reals (BRL), which is the Company's functional currency and reporting currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates prevailing on the dates of the transactions or valuation, in which the items are remeasured. The balances of the asset and liability accounts are translated at the exchange rate on the balance sheet date. As of June 30, 2025, US$ 1.00 is equivalent to BRL 5.4571 (BRL 6.1923 on December 31, 2024) and €1.00 is equivalent to BRL 6.4230 (BRL6.4363 on December 31, 2024) according to rates obtained from the Central Bank of Brazil’s website.

(In thousands of R$, unless otherwise stated)

2.d)	Statement of value added

According to Federal Law 11.638/07, the presentation of the statement of value added is required for all publicly-held companies. These statements were prepared in accordance with CPC 09 (R1) – Statement of Value Added. IFRS does not require the presentation of this statement, therefore, it is presented as additional information for IFRS’s purposes.

3.	CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Cash and banks
In Brazil	1,004,852	701,494	206,567	34,180
Abroad	11,644,055	13,318,603	107,714	868,839
	12,648,907	14,020,097	314,281	903,019

Financial investments
In Brazil	3,494,041	7,688,051	1,773,792	4,758,970
Abroad	2,162,260	1,602,049		4,629
	5,656,301	9,290,100	1,773,792	4,763,599
	18,305,208	23,310,197	2,088,073	5,666,618

Financial resources available in Brazil are primarily invested in private and public securities for which the respective income is linked to variation in Interbank Deposit Certificates (CDI) and transactions linked to fixed income securities. The Company applies part of the resources through exclusive investment funds, whose financial statements were consolidated in the Company.

Overseas financial resources are held in dollars and euros and are invested in TD (Time Deposit) transactions at pre-fixed rates as well as in accounts subject to automatic remuneration and daily liquidity. Income is linked to FED Funds the ECB’s deposit rate, and Management considers counterparty banks to be blue-chip institutions.

4.	FINANCIAL INVESTMENTS

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	06/30/2025	12/31/2024	06/30/2025	12/31/2024	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Investments (1)	53,199	50,787	29,758	27,554	36,363	34,982
Usiminas shares (2)	668,606	860,591			668,605	860,591
Bonds (3)	129,592			142,423	129,592			142,423
	851,397	911,378	29,758	169,977	834,560	895,573		142,423

(1)	These are financial investments with a restricted modality and linked to a bank deposit certificate (CDB) to guarantee a letter of guarantee with financial institutions and financial investments in public securities (LFT - Financial Treasury Bills) managed by their exclusive funds. The Subsidiary CSN Cimentos Brasil maintains investments with restricted availability as giving in security for liabilities. These securities are subject to an indefinite redemption term and corresponded to a balance of BRL 8,985 on June 30, 2025 (BRL 8,497 as of December 31, 2024). The subsidiaries Elizabeth Cimentos S/A and Estanho de Rondônia maintained investments linked to financing agreements which will mature in 2030 and 2028, respectively, in the amount of BRL 20,773 (BRL 19,057 as of December 31, 2024).
(2)	Usiminas shares held by the Company ceased to be considered collateral (fiduciary sale) as of June 8, 2024.
(3)	Bonds maintained with Banco Fibra maturing in February 2028 will be paid in advance by the end of 2025 fiscal year. (See explanatory note 20.a.)

(In thousands of R$, unless otherwise stated)

5.	TRADE RECEIVABLES

			Consolidated		Parent Company
	Ref.	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Trade receivables
Third parties
In Brazil		1,583,880	1,457,840	751,815	868,360
Abroad		948,979	1,563,075	34,751	47,258
		2,532,859	3,020,915	786,566	915,618
Provision for doubtful debts		(216,909)	(212,088)	(96,484)	(95,617)
		2,315,950	2,808,827	690,082	820,001
Related parties	20.a	121,093	92,171	940,193	735,140
		2,437,043	2,900,998	1,630,275	1,555,141

The composition of the gross balance of accounts receivables from third party customers is shown as follows:

		Consolidated		Parent Company
	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Current	2,101,251	2,522,661	626,429	821,965
Past-due up to 30 days	122,657	180,249	1,660	257
Past-due up to 180 days	70,239	139,106	33,851	1,442
Past-due over 180 days	238,712	178,899	124,626	91,954
	2,532,859	3,020,915	786,566	915,618

The changes in the estimated credit losses of receivables from the Company's customers are as follows:

		Consolidated		Parent Company
	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Opening balance	(212,088)	(226,053)	(95,617)	(119,558)
(Loss)/Reversal estimated	(1,703)	3,964	(4,428)	18,627
Recovery of receivables	4,451	10,001	3,561	5,314
Result of acquistion of ownership interest in Grupo Estrela (1)	(7,569)
Closing balance	(216,909)	(212,088)	(96,484)	(95,617)

(1)	Transactions related to the acquisition of ownership interest in the Estrela Comércio e Participações S.A. group which became effective on April 1, 2025. According to CPC 15 (R1) – Business combination, the Company has one year, as of this date, to form the respective business combination, which may impact the recorded fair value within this period based on an appraisal report.

The Company carries out credit assignment operations without co-obligation. After the assignment of the customer's trade notes/securities and receiving funds throught the closing of each transaction, CSN settles the related receivables and fully discharges the credit risk of the transactions. The financial charges on the credit assignment operation in the period ended June 30, 2025 were BRL 25,828 in the consolidated and BRL 20,293 in the parent company, respectively, and were classified under finance expenses.

(In thousands of R$, unless otherwise stated)

6.	INVENTORIES

		Consolidated		Parent Company
	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Finished goods	3,744,898	4,250,175	2,248,180	2,623,991
Work in progress	4,200,322	3,976,448	1,951,191	1,888,560
Raw materials	2,804,983	2,845,578	1,839,189	1,902,306
Storeroom supplies	1,650,314	1,255,176	675,819	459,792
Advances to suppliers	32,770	23,463	11,079	1,432
Result of acquistion of ownership interest in Grupo Estrela (2)	15,906
(-) Provision for losses	(138,985)	(149,927)	(54,398)	(36,835)
	12,310,208	12,200,913	6,671,060	6,839,246

Classified:
Current	10,355,385	10,439,741	6,671,060	6,839,246
Non-current (1)	1,954,823	1,761,172
	12,310,208	12,200,913	6,671,060	6,839,246

(1)	Long-term inventories of iron ore that will be processed when implementing new beneficiation plants, which will generate Pellet Feed as a product. The start of operations is scheduled for the fourth quarter of 2027.
(2)	Transactions related to the acquisition of ownership interest in the Estrela Comércio e Participações S.A. group which became effective on April 1, 2025. According to CPC 15 (R1) – Business combination, the Company has one year, as of this date, to form the respective business combination, which may impact the recorded fair value within this period based on an appraisal report. This balance includes warehouse stock.

The movements in estimated losses in inventories are as follows:

		Consolidated		Parent Company
	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Opening balance	(149,927)	(121,871)	(36,835)	(24,304)
Reversal/(Provision for losses) on inventories with low turnover and obsolescence	10,942	(28,056)	(17,563)	(12,531)
Closing balance	(138,985)	(149,927)	(54,398)	(36,835)

7.	RECOVERABLE TAXES

		Consolidated		Parent Company
	06/30/2025	12/31/2024	06/30/2025	12/31/2024
ICMS (Brazilian State Value-Added Tax)	2,033,257	1,717,547	1,347,857	1,116,394
Brazilian federal contributions	2,843,777	2,336,854	1,539,179	1,376,319
Other taxes	143,540	112,866	20,051	13,767
	5,020,574	4,167,267	2,907,087	2,506,480

Classified:
Current	1,954,302	1,367,316	738,137	668,137
Non-current	3,066,272	2,799,951	2,168,950	1,838,343
	5,020,574	4,167,267	2,907,087	2,506,480

Credits are mainly related to ICMS, PIS and COFINS levied on purchases of process inputs and fixed assets as determined under current legislation. Credits are provided in a standardized manner by offsetting debts of the same nature and/or through other federal taxes, in cases authorized under existing legislation. The Company's Management periodically evaluate recorded amounts and has not determined there to be greater risk regarding the realization of these tax credits.

(In thousands of R$, unless otherwise stated)

8.	OTHER ASSETS (CURRENT AND NON-CURRENT)

					Consolidated				Parent Company
		Current		Non-current		Current		Non-current
	Ref.	06/30/2025	12/31/2024	06/30/2025	12/31/2024	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Judicial deposits	18			593,671	632,950			210,664	202,212
Derivative transactions	13		152,967
Dividends receivable	8	212,542	201,436			396,103	501,267
Prepaid expenses		399,887	327,403	20,818	9,770	218,157	208,557	17,119	6,093
Actuarial asset	8			50,552	47,708			39,375	37,059
Receivables from related parties	20.a	7,139	7,146	3,832,130	3,695,607	458,234	252,380	5,033,009	4,293,152
Loans with related parties		5,308	5,315	2,039,551	1,903,028	5,308	5,315	3,236,915	2,499,112
Other receivables from related parties		1,831	1,831	1,792,579	1,792,579	452,926	247,065	1,796,094	1,794,040
Other assets		176,918	167,111	833,871	846,335	51,651	50,291	828,202	821,765
Trading securities		4,235	2,947			4,059	2,814
Compulsory loans from Eletrobrás				59,892	51,012			57,166	48,437
Employee debts		104,103	92,628			47,486	47,332
Receivables by indemnity (1)				770,970	790,914			770,970	773,241
Term of Agreement GSF DFESA		9,509	14,264		2,377
Advances to suppliers		1,792	2,242
Others		57,279	55,030	3,009	2,032	106	145	66	87
		796,486	856,063	5,331,042	5,232,370	1,124,145	1,012,495	6,128,369	5,360,281

(1) Non-current assets comprise a balance of BRL 596,893 referring to net and certain credit arising from a final and unappealable court ruling favorable to the Company, mainly due to losses and damages resulting from a drop in voltage in the power supply in the periods between January/1991 and June/2002. The remaining amount of BRL 174,077 corresponds to other credits that the Company is to receive. In September 2024, the Company carried out the assignment of credit rights for the amounts overpaid for rail freight from April 1994 to March 1996 to the company RFFSA and received BRL 442,246 in the operation, recording a discount of BRL 84,237. The Company has a purchase option, which can be exercised unilaterally according to the price agreed between the parties until December 31, 2025 or up to 5 days after settlement of the balance by the debtor.

9.	BASIS OF CONSOLIDATION AND INVESTMENTS

Accounting policies were treated uniformly in all consolidated companies. Consolidated financial information for the period ended June 30, 2025 and consolidated financial statements for the year ended December 31, 2024 include the following direct and indirect subsidiaries and joint ventures and affiliates, in addition to exclusive funds, as shown below:

(In thousands of R$, unless otherwise stated)

	Equity interests (%)
Companies	06/30/2025	12/31/2024	Core business
Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Inova Ventures	100.00	100.00	Equity interests and financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Minérios Nacional S.A.	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	99.89	99.89	Manufacture of containers and distribution of steel products
CSN Mineração S.A.	69.01	69.01	Mining
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	92.71	92.71	Railroad logistics
Nordeste Logística S.A.	99.99	99.99	Port services
CSN Inova Ltd.	100.00	100.00	Advisory and implementation of new development project
CBSI - Companhia Brasileira de Serviços de Infraestrutura	99.99	99.99	Equity interests and product sales and iron ore
CSN Cimentos Brasil S.A.	99.99	99.99	Manufacturing and sale of cement
Berkeley Participações e Empreendimentos S.A.	100.00	100.00	Electric power generation and equity interests
CSN Inova Soluções S.A.	99.99	99.99	Equity interests
CSN Participações I	99.90	99.90	Equity interests
Circula Mais Serviços de Intermediação Comercial S.A.	0.10	0.10	Commercial intermediation for the purchase and sale of assets and materials in general
CSN Participações III	99.90	99.90	Equity interests
CSN Participações IV	99.90	99.90	Equity interests
CSN Participações V	99.90	99.90	Equity interests
CSN Incorporação e Participações Ltda.	99.99	99.99	Equity interests
Estrela Comércio e Participações S.A. (5)	70.00		Equity interests

Indirect interest in subsidiaries: full consolidation
Lusosider Projectos Siderúrgicos S.A.	100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.	100.00	100.00	Steel and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas	99.89	99.89	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA	99.88	99.88	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.88	99.88	Production and sale of cans and related activities
CSN Productos Siderúrgicos S.L.	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Mining Holding, S.L.U.	69.01	69.01	Financial transactions, product sales and Equity interests
CSN Mining GmbH	69.01	69.01	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited	69.01	69.01	Commercial representation
Lusosider Ibérica S.A.	100.00	100.00	Steel, commercial and industrial activities and equity interests
Companhia Siderúrgica Nacional, LLC	100.00	100.00	Import and distribution/resale of products
Elizabeth Cimentos S.A.	99.99	99.99	Manufacturing and sale of cement
Santa Ana Energética S.A.	99.99	99.99	Electric power generation
Topázio Energética S.A.	99.99	99.99	Electric power generation
Brasil Central Energia Ltda.	99.99	99.99	Electric power generation
Circula Mais Serviços de Intermediação Comercial S.A.	99.99	99.99	Commercial intermediation for the purchase and sale of assets and materials in general
Metalgráfica Iguaçu S.A	99.89	99.89	Metal packaging manufacturing
Companhia Energética Chapecó	69.01	69.01	Electric power generation
Companhia Estadual de Geração de Energia Elétrica - CEEE-G	100.00	100.00	Electric power generation
Ventos de Vera Cruz S.A.	99.99	99.99	Electric power generation
Ventos de Curupira S.A	99.99	99.99	Electric power generation
Ventos de Povo Novo S.A.	99.99	99.99	Electric power generation
MAZET Maschinenbau und Zerspanungstechnik Unterwellwnborn GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN ITC Solutions AG (1)	55.20		Financial transactions, product sales and Equity interests
CSN Mining International GmbH	69.01	69.01	Commercial and representation of products
Gramperfil S.A. (2)	100.00		Production and commercialization of steel profiles
CSN International Steel GmbH	100.00	100.00	Commercial and representation of products
Tora Transportes Ltda (5)	70.00		Land transport
Tora Locações S.A. (5)	70.00		Land transport and vehicle rentals
FJX Transportes S.A. (5)	42.00		Land transport and logistics
N. Minas Transportes e Locações Ltda. (5)	70.00		Land transport and logistics
Saratoga Transportes Ltda (5)	70.00		Land transport
Lokamig Rent a Car S.A.(5)	70.00		Vehicle rentals
Seminovos Lokamig Ltda. (5)	70.00		Vehicle rentals
Tora Logística Armazéns e Terminais Multimodais S.A. (5)	70.00		Logistics
Tora Recintos Alfandegários S.A. (5)	70.00		General warehousing operations and land transport
Tora Seminovos Comércio de Veículos Ltda. (5)	70.00		Trade and vehicle rentals

(In thousands of R$, unless otherwise stated)

Direct ownership interest in companies exercising shared control classified as joint-operation
Itá Energética S.A.	48.75	48.75	Electric power generation

Direct interest in joint ventures: equity method
MRS Logística S.A.	18.75	18.75	Railroad transportation
Aceros Del Orinoco S.A. (*)	31.82	31.82	Dormant company
Transnordestina Logística S.A.	48.03	48.03	Railroad logistics
Equimac S.A	50.00	50.00	Rental of commercial and industrial machinery and equipment

Indirect interest in joint ventures: equity method
MRS Logística S.A.	12.93	12.93	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests
Panatlântica S.A.	29.92	29.92	Steel

Indirect interest in affiliates: equity method
Jaguari Energética S.A.	10.50	10.50	Electric power generation
Chapecoense Geração S.A.	9.00	9.00	Electric power generation
Companhia Energética Rio das Antas - Ceran	30.00	30.00	Electric power generation
Foz Chapecó Energia S.A.	9.00	9.00	Electric power generation

Exclusive funds: full consolidation
Diplic II - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund

Consortiuns
Consórcio Itaúba (3)	99.99	100.00	Electric power generation
Consórcio Passo Real (4)	96.55	100.00	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power generation
Consórcio Dona Francisca	15.00	15.00	Electric power generation

(*) Dormant companies.

(1)	On March 5, 2025, CSN ITC Solutions AG was incorporated. The Company holds a 55.2% ownership interest in CSN ITC Solutions AG, through its indirect subsidiary CSN Mining International GmbH - which owns 80% of CSN IT. Located in Switzerland, the company is incorporated in the form of a corporation. CSN IT's activities consist of marketing, distributing and processing iron ore and related products in key strategic expansion markets, with the objective of adding value to these products by exploring and seeking related business opportunities, in Switzerland or abroad;
(2)	Gramperfil S.A., which holds 90% of the shares issued by the Company, was acquired by CSN Steel S.L. in March. The remaining 10% of the Company's shares are held in treasury. On March 23, 2025, the Company completed the acquisition of Gramperfil S.A. for a total amount of EUR 11,801 thousand. Located in Portugal, the company is incorporated in the form of a corporation. The activities of Gramperfil S.L consist of producing, marketing and transforming metal profiles and accessories, in addition to importing and exposing profiles and accessories for metal and civil construction;
(3)	On March 21, 2025, the 1st amendment was made to the Itaúba Consortium Agreement, which redistributed equity interest among consortium members. The consortium member Companhia Siderúrgica Nacional and CSN Cimentos S.A. now hold a 39.03% and 60.97% ownership interest in the Consortium, respectively;
(4)	On March 21, 2025, the 1st amendment was made to the Passo Real Consortium Agreement, which redistributed equity interest among consortium members. The ownership interest held by consortium member Companhia Siderúrgica Nacional increased from 46.97% to 56.40%. Elizabeth Cimentos S.A.’s stage increased from 28.18% to 24.14%, and CSN Mineração S.A.’s ownership interest grew from 23.29% to 11.09%. Minérios Nacional S.A. maintained its ownership interest in the consortium at 1.56%. In addition, there was the entry of new consortium members, which are: Companhia Metalúrgica Prada, which holds a 3.36% ownership interest. Metalgráfica Iguaçu S.A. and Estanho de Rondônia S.A. hold a 0.34% and 3.11% ownership interest, respectively;
(5)	On April 1, 2025, CSN acquired shares representing 70% of Estrela Comércio e Participações S.A.’s ("Estrela”) share capital. Estrela directly and indirectly holds a 100% ownership interest in the companies Tora Transportes Ltda., Tora Locações S.A., N. Minas Transportes e Locações Ltda., Saratoga Transportes Ltda., Lokamig Rent a Car S.A., Seminovos Lokamig Ltda., Tora Logística Armazéns e Terminais Multimodais S.A., Tora Recintos Alfandegários S.A. and Tora Seminovos Comércio de Veículos Ltda. and a 60% stake in FJX Transportes S.A. Estrela exercises control over these companies, which became part of the series of companies controlled by CSN.

(In thousands of R$, unless otherwise stated)

9.a)	Movement of investments in controlled companies, jointly controlled companies, joint operations, associates, and other investments

Positions presented on June 30, 2025 and transactions refer to the ownership interest held by CSN in these companies:

							Consolidated
Companies	Ref.	Final balance on 12/31/2024	Dividends	Equity Income	Comprehensive income	Others	Final balance on 06/30/2025

Investments under the equity method
Joint-venture, Joint-operation and Affiliate
MRS Logistica		2,799,168		286,798	8		3,085,974
Fair Value MRS		480,622					480,622
Fair Value MRS amortization		(105,719)		(5,874)			(111,593)
Transnordestina Logística S.A.		1,137,345		(15,178)			1,122,167
Fair Value -Transnordestina		659,106					659,106
Arvedi Metalfer do Brasil S.A.		35,257		458			35,715
Panatlântica S.A.		225,764		9,406			235,170
Equimac S.A		31,733	(2,187)	3,812			33,358
Indirect interest in affiliates - CEEE-G		146,753	(32,971)	10,508			124,290
Fair Value indirect participation CEEE-G		319,709					319,709
Fair Value amortization indirect participation CEEE-G		(42,523)		(9,298)			(51,821)
		5,687,215	(35,158)	280,632	8		5,932,697

Others (2)		58,796				212	59,008
		58,796				212	59,008

Total shareholdings		5,746,011	(35,158)	280,632	8	212	5,991,705

Classification of investments in the balance sheet
Equity interests		5,746,011					5,991,705
Investment Property		202,040					200,082
Total investments in the asset		5,948,051					6,191,787

(1)	These are strategic investments in startups made by the subsidiary CSN Inova Ventures in the following companies: Alinea Health Holdings Ltda. I.Systems Aut. Ind., 2D Materials, H2Pro Ltda, 1S1 Energy, Traive INC., OICO Holdings and Global Dot.

The reconciliation of equity in earnings at companies with shared control classified as joint ventures and associates and the amount presented in the income statement are presented below and derives from the elimination of CSN's transactions with these companies:

		Consolidated
	06/30/2025	06/30/2024

Equity in results of affiliated companies
MRS Logística S.A.	286,798	249,519
Transnordestina Logística S.A.	(15,178)	(12,869)
Arvedi Metalfer do Brasil S.A.	458	(47)
Equimac S.A	3,812	3,289
Indirect interest in affiliates - CEEE-G	10,508	9,976
Panatlântica S.A.	9,406	2,623
Fair Value Amortization	(15,172)	(15,183)
	280,632	237,308
Reclassification IAS 28 (1)	(35,413)	(45,726)
Others	8	17
Equity in results	245,227	191,599

(1) The operating margin for intercompany operations carried out with group companies classified as joint ventures, which are not consolidated, is reclassified in the Investment group’s Income Statement under groups of costs and income tax and social security contributions.

(In thousands of R$, unless otherwise stated)

Below is the movement of the Parent Company's investment:

							Parent Company
Companies	Final balance on 12/31/2024	Capital increase	Dividends	Equity Income	Comprehensive income	Others	Final balance on 06/30/2025

Investments under the equity method
Subsidiaries
CSN Steel S.L.U.	4,618,406			(73,157)	(3,082)		4,542,167
Sepetiba Tecon S.A.	302,152			(14,381)			287,771
Minérios Nacional S.A.	90,578			(23,401)			67,177
Fair Value - Minérios Nacional	2,122,071						2,122,071
Companhia Metalúrgica Prada	181,686			(65,881)			115,805
Goodwill - Companhia Metalúrgica Prada	63,509						63,509
CSN Mineração S.A.	7,086,794		(905,941)	(166,595)	360,458		6,374,716
CSN Energia S.A.	20,142			(74)			20,068
FTL - Ferrovia Transnordestina Logística S.A.	100,314			(22,812)			77,502
Companhia Florestal do Brasil	1,246,403	600		1,344	69		1,248,416
CBSI - Companhia Brasileira de Serviços de Infraestrutura	84,226			25,359			109,585
Goodwill - CBSI - Companhia Brasileira de Serviços de Infraestrutura	15,225						15,225
CSN Cimentos Brasil S.A.	6,612,579			187,048			6,799,627
Estrela Comércio e Participações S.A		168,825		57			168,882
Goodwill - Estrela Comércio e Participações S.A (1)		573,675					573,675
Others	313	15		15		(5)	338
	22,544,398	743,115	(905,941)	(152,478)	357,445	(5)	22,586,534
Joint-venture, Joint-operation and Affiliate
Itá Energética S.A.	177,351			7,483			184,834
MRS Logística S.A.	1,400,002			143,443	6		1,543,451
Transnordestina Logística S.A.	1,137,345			(15,178)			1,122,167
Fair Value -Transnordestina	659,106						659,106
Equimac S.A	31,733		(2,187)	3,812			33,358
Panatlântica S.A.	225,764			9,406			235,170
Arvedi Metalfer do Brasil S.A.	35,257			458			35,715
	3,666,558		(2,187)	149,424	6		3,813,801
Other participations
Profits on subsidiaries' inventories	(53,731)			20,237			(33,494)
Other investments	40						40
	(53,691)			20,237			(33,454)

Total shareholdings	26,157,265	743,115	(908,128)	17,183	357,451	(5)	26,366,881

Subsidiaries with unsecured liabilities
CSN Islands VII Corp.	(3,255,338)			308,029			(2,947,309)
CSN Inova Ventures	(3,348,913)			184,594			(3,164,319)
CSN Islands XII Corp.	(4,803,727)			280,256			(4,523,471)
Estanho de Rondônia S.A.	(47,190)	35,000		(47,843)			(60,033)
Others	(3,645)			(244)			(3,889)
Total subsidiaries with unsecured liabilities	(11,458,813)	35,000		724,792			(10,699,021)

Equity Income				741,975

Classification of investments in the balance sheet
Equity interests	26,157,265						26,366,881
Investment Property	135,557						134,479
Total active investments	26,292,822						26,501,360
Provision for Investments with Unsecured Liabilities (liabilities)	(11,458,813)						(10,699,022)
Total active and passive investments	14,834,009						15,802,338

(1) Transactions related to the acquisition of ownership interest in the Estrela Comércio e Participações S.A. group which became effective on April 1, 2025. According to CPC 15 (R1) – Business combination, the Company has one year, as of this date, to form the respective business combination, which may impact the recorded fair value within this period based on an appraisal report.

9.b)Investments	in joint ventures and joint operations

Balance sheet and income statement at companies subject to shared control are shown below and refer to 100% of the companies' profit or loss:

(In thousands of R$, unless otherwise stated)

				06/30/2025				12/31/2024
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.49%	48.03%	50.00%	48.75%	37.49%	48.03%	50.00%	48.75%
Balance sheet
Current Assets
Cash and cash equivalents	2,096,349	317,450	19,839	116,353	4,147,393	277,966	22,028	82,129
Advances to suppliers	54,679	37,567	138	436	42,649	45,512	49	395
Other assets	1,063,316	81,230	22,314	23,968	1,182,598	83,348	25,070	27,251
Total current assets	3,214,344	436,247	42,291	140,757	5,372,640	406,826	47,147	109,775
Non-current Assets
Other assets	962,958	138,248	259	9,345	448,946	143,562	142	10,144
Investments, PP&E and intangible assets	15,817,126	14,086,706	74,219	248,358	14,791,500	13,193,728	75,782	263,998
Total non-current assets	16,780,084	14,224,954	74,478	257,703	15,240,446	13,337,290	75,924	274,142
Total Assets	19,994,428	14,661,201	116,769	398,460	20,613,086	13,744,116	123,071	383,917

Current Liabilities
Borrowings and financing	933,027	51,565	21,798		547,803	36,181	19,009
Lease liabilities	767,094		344		738,978		288
Other liabilities	1,915,102	206,542	13,879	14,363	2,103,399	128,528	16,642	15,664
Total current liabilities	3,615,223	258,107	36,021	14,363	3,390,180	164,709	35,939	15,664
Non-current Liabilities
Borrowings and financing	6,124,608	8,804,430	10,379		7,524,173	7,943,354	21,074
Lease liabilities	864,482		213		1,158,058		213
Other liabilities	1,159,206	3,262,700	3,439	4,950	1,074,757	3,268,493	2,379	4,457
Total non-current liabilities	8,148,296	12,067,130	14,031	4,950	9,756,988	11,211,847	23,666	4,457
Shareholders’ equity	8,230,909	2,335,964	66,717	379,147	7,465,918	2,367,560	63,466	363,796
Total liabilities and shareholders’ equity	19,994,428	14,661,201	116,769	398,460	20,613,086	13,744,116	123,071	383,917

				01/01/2025 to 06/30/2025				01/01/2024 to 06/30/2024
	Joint-Venture			Joint-Operation		Joint-Venture		Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.49%	48.03%	50.00%	48.75%	37.49%	48.03%	50.00%	48.75%
Statements of Income
Net revenue	3,607,492		38,916	100,768	3,497,614		31,377	91,948
Cost of sales and services	(1,962,878)		(21,902)	(48,945)	(1,808,873)		(16,512)	(59,656)
Gross profit	1,644,614		17,014	51,823	1,688,741		14,865	32,292
Operating (expenses) income	(445,205)	(26,714)	(2,883)	(36,908)	(91,298)	(19,996)	(3,075)	(40,670)
Financial income (expenses), net	(199,246)	(4,882)	(2,034)	3,627	(584,221)	(6,792)	(1,043)	2,174
Profit/(Loss) before IR/CSLL	1,000,163	(31,596)	12,097	18,542	1,013,222	(26,788)	10,747	(6,204)
Current and deferred IR/CSLL	(235,213)		(3,302)	(3,191)	(342,656)		(3,144)	(291)
Profit / (loss) for the period	764,950	(31,596)	8,795	15,351	670,566	(26,788)	7,603	(6,495)

9.c)	Investment properties

The balance of investment properties is shown below :

				Consolidated			Parent Company
	Ref.	Land	Buildings	Total	Land	Buildings	Total
Balance at December 31, 2024		156,858	45,182	202,040	94,257	41,300	135,557
Cost		156,858	83,285	240,143	94,257	74,389	168,646
Accumulated depreciation			(38,103)	(38,103)		(33,089)	(33,089)
Balance at December 31, 2024		156,858	45,182	202,040	94,257	41,300	135,557
Depreciation			(1,958)	(1,958)		(1,078)	(1,078)
Balance at June 30, 2025		156,858	43,224	200,082	94,257	40,222	134,479
Cost		156,858	83,285	240,143	94,257	74,390	168,647
Accumulated depreciation			(40,061)	(40,061)		(34,168)	(34,168)
Balance at June 30, 2025		156,858	43,224	200,082	94,257	40,222	134,479

The Company Management's estimate of the fair value of investment properties was carried out for December 31, 2024. The fair value of investment properties held in the consolidated as of June 30, 2025 totaled BRL 2,431,581 (BRL 2,431,581 as of December 31, 2024). and in the parent company BRL 2,306,478 (BRL 2,306,478 as of December 31, 2024).

The estimated average useful lives for the periods are as follows (in years):

(In thousands of R$, unless otherwise stated)

		Consolidated		Parent Company
	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Buildings	28	28	30	30

10.	PROPERTY, PLANT AND EQUIPMENT

10.a)	Composition of property, plant and equipment
									Consolidated
	Ref.	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress (*)	Right of use (i)	Other (2)	Total
Balance at December 31, 2024		592,716	4,772,512	17,969,066	105,055	5,881,336	756,814	348,524	30,426,023
Cost		592,716	9,664,220	43,110,825	372,094	5,881,336	1,269,089	922,119	61,812,399
Accumulated depreciation			(4,891,708)	(25,141,759)	(267,039)		(512,275)	(573,595)	(31,386,376)
Balance at December 31, 2024		592,716	4,772,512	17,969,066	105,055	5,881,336	756,814	348,524	30,426,023
Effect of foreign exchange differences		15,290	36,367	(75,771)	(4,040)	77,472	(4,841)	(27,215)	17,262
Acquisitions		3,100	3,234	238,488	6,206	2,156,053	61,644	50,187	2,518,912
Capitalized interest	26					176,491			176,491
Estimated derecognition and losses, net of reversal	25		(6,123)	(4,262)	(12)	(4)	(9,812)	(216)	(20,429)
Depreciation	24		(170,910)	(1,584,857)	(9,155)		(135,050)	(47,217)	(1,947,189)
Transfers to other asset categories		3,080	93,848	1,166,435	15,438	(1,308,979)		30,178
Transfers between groups - intangíble assets, IPP and stock (1)				(22,570)		(33,447)		(16,470)	(72,487)
Right of use - Remeasurement							99,628		99,628
Result of acquisition of ownership interest in Grupo Estrela (2)		6,963	33,350	19,984	1,230	1,550	183,929	590,134	837,140
Others								(3,468)	(3,468)
Balance at June 30, 2025		621,149	4,762,278	17,706,513	114,722	6,950,472	952,312	924,437	32,031,883
Cost		621,149	9,911,617	44,517,014	400,685	6,950,472	1,632,229	1,773,930	65,807,096
Accumulated depreciation			(5,149,339)	(26,810,501)	(285,963)		(679,917)	(849,493)	(33,775,213)
Balance at June 30, 2025		621,149	4,762,278	17,706,513	114,722	6,950,472	952,312	924,437	32,031,883

(1)Transfer to stock refers to the allocation of decommissioned or replaced road assets. These assets are subsequently made available for sale by the companies Tora Seminovos Comércio de Veículos Ltda and Seminovos Lokamig Ltda, in line with the company's main commercial activities, which is the resale of used vehicles.

(2) Transactions related to the acquisition of ownership interest in the Estrela Comércio e Participações S.A. group which became effective on April 1, 2025. According to CPC 15 (R1) – Business combination, the Company has one year, as of this date, to form the respective business combination, which may impact the recorded fair value within this period based on an appraisal report.

									Parent Company
	Ref.	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress (*)	Right of use (i)	Others (**)	Total
Balance at December 31, 2024		25,618	328,915	7,229,728	11,471	1,984,214	37,582	46,885	9,664,413
Cost		25,618	600,505	18,210,106	106,548	1,984,214	48,227	175,734	21,150,952
Accumulated depreciation			(271,590)	(10,980,378)	(95,077)		(10,645)	(128,849)	(11,486,539)
Balance at December 31, 2024		25,618	328,915	7,229,728	11,471	1,984,214	37,582	46,885	9,664,413
Acquisitions				118,670	290	914,521		82	1,033,563
Capitalized interest	26					95,537			95,537
Estimated derecognition and losses, net of reversal	25			12,498					12,498
Depreciation	24		(15,515)	(680,396)	(1,461)		(5,416)	(6,570)	(709,358)
Transfers to other asset categories			66,187	393,836	2,303	(472,469)		10,143
Transfers to intangible assets						(9,769)			(9,769)
Right of use - Remeasurement							2,709		2,709
Balance at June 30, 2025		25,618	379,587	7,074,336	12,603	2,512,034	34,875	50,540	10,089,593
Cost		25,618	666,692	18,735,110	109,141	2,512,034	45,495	185,978	22,280,068
Accumulated depreciation			(287,105)	(11,660,774)	(96,538)		(10,620)	(135,438)	(12,190,475)
Balance at June 30, 2025		25,618	379,587	7,074,336	12,603	2,512,034	34,875	50,540	10,089,593

(*) Progress is highlighted in the projects of: (i) business expansion, mainly expansion of the port in Itaguaí and Casa de Pedra, Itabirito project and recovery of tailings from dams; (ii) projects of new integrated cement plants (iii); general repair of the blast furnace and coke batteries at the Presidente Vargas Plant; and (iv) added to the interest capitalized in the period..

(**) Refer substantially to assets classified as vehicles and hardware.

The estimated average useful lives are as follows (in years):

		Consolidated		Parent Company
	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Buildings and Infrastructure	32	33	27	28
Machinery, equipment and facilities	17	17	18	18
Furniture and fixtures	10	10	12	12
Others	11	10	9	10

(In thousands of R$, unless otherwise stated)

10.b)Right	of use

Below are the movements of the right of use:

					Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2024	537,008	83,112	114,612	22,082	756,814
Cost	655,481	150,311	360,925	102,372	1,269,089
Accumulated depreciation	(118,473)	(67,199)	(246,313)	(80,290)	(512,275)
Balance at December 31, 2024	537,008	83,112	114,612	22,082	756,814
Effect of foreign exchange differences		(4,889)	672	(624)	(4,841)
Result of acquisition of ownership interest in Grupo Estrela (1)				183,929	183,929
Addition	1,917	1,826	55,295	2,606	61,644
Remeasurement	12,078	139	73,059	14,352	99,628
Depreciation	(20,278)	(9,084)	(85,362)	(20,326)	(135,050)
Write-offs			(9,812)		(9,812)
Balance at June 30, 2025	530,725	71,104	148,464	202,019	952,312
Cost	666,271	146,816	417,436	401,706	1,632,229
Accumulated depreciation	(135,546)	(75,712)	(268,972)	(199,687)	(679,917)
Balance at June 30, 2025	530,725	71,104	148,464	202,019	952,312

(1) Transaction related to the acquisition of ownership interest in the Estrela Comércio e Participações S.A. group, which entered into effect on April 1, 2025. According to CPC 15 (R1) – Business combination, the Company has one year, as of this date, to form the respective business combination, which may impact the recorded fair value within this period based on an appraisal report.

				Parent Company
	Land	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2024	37,394	188		37,582
Cost	43,969	2,567	1,691	48,227
Accumulated depreciation	(6,575)	(2,379)	(1,691)	(10,645)
Balance at December 31, 2024	37,394	188		37,582
Remeasurement	1,638	669	402	2,709
Depreciation	(4,629)	(488)	(299)	(5,416)
Balance at June 30, 2025	34,403	369	103	34,875
Cost	42,550	851	2,093	45,494
Accumulated depreciation	(8,147)	(482)	(1,990)	(10,619)
Balance at June 30, 2025	34,403	369	103	34,875

(In thousands of R$, unless otherwise stated)

11.	INTANGIBLE ASSETS

								Consolidated		Parent Company
	Ref.	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Total
Balance at December 31, 2024		4,126,255	40,239	114,000	252,428	5,902,886	2,283	10,438,091	68,070	68,070
Cost		4,675,302	858,748	389,604	256,085	6,384,805	2,283	12,566,827	217,832	217,832
Accumulated amortization		(549,047)	(818,509)	(275,604)	(3,657)	(481,919)		(2,128,736)	(149,762)	(149,762)
Balance at December 31, 2024		4,126,255	40,239	114,000	252,428	5,902,886	2,283	10,438,091	68,070	68,070
Effect of foreign exchange differences				3,045	(575)	377	(91)	2,756
Acquisitions				702				702
Transfer between groups - fixed assets				33,447				33,447	9,769	9,769
Amortization	24		(8,347)	(17,213)	(8)	(71,069)		(96,637)	(9,517)	(9,517)
Transfers to other asset categories			(10,579)	16,347		(3,586)	(2,182)
Result of acquisition of ownership interest in Grupo Estrela (1)		596,624	11,684	952	45,280			654,540
Others						1,378		1,378
Balance at June 30, 2025		4,722,879	32,997	151,280	297,125	5,829,986	10	11,034,277	68,322	68,322
Cost		5,271,926	875,368	422,366	300,790	6,384,018	10	13,254,478	227,601	227,601
Accumulated amortization		(549,047)	(842,371)	(271,086)	(3,665)	(554,032)		(2,220,201)	(159,279)	(159,279)
Balance at June 30, 2025		4,722,879	32,997	151,280	297,125	5,829,986	10	11,034,277	68,322	68,322

(*) Composed mainly of: (i) mining rights amortized by production volume and (ii) Concession contract for hydroelectric resource utilization in acquiring control of Companhia Estadual de Geração de Energia Elétrica, with amortization performed over the contract's term.

(1) Transaction related to the acquisition of ownership interest in the Estrela Comércio e Participações S.A. group, which entered into effect on April 1, 2025. According to CPC 15 (R1) – Business combination, the Company has one year, as of this date, to form the respective business combination, which may impact the recorded fair value within this period based on an appraisal report.

The estimated average useful lives are as follows (in years):

		Consolidated		Parent Company
	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Software	8	8	9	9
Customer relationships	13	13

12.	LOANS, FINANCING AND DEBENTURES (“DEBTS”)

The balances of loans, financing and debentures that are recorded at amortized cost are as follows:

				Consolidated			Parent Company
	Current Liabilities		Non-current Liabilities		Current Liabilities		Non-current Liabilities
	06/30/2025	12/31/2024	06/30/2025	12/31/2024	06/30/2025	12/31/2024	06/30/2025	12/31/2024

Foreign Debt
Floating Rates:
Prepayment	2,026,408	2,331,452	6,700,233	7,585,516	1,101,797	1,223,673	1,655,684	1,991,444
Fixed Rates:
Bonds, Facility and ACC	3,420,840	2,804,036	19,736,910	24,162,280	2,035,450	2,464,054	1,023,206	1,263,229
Intercompany					194,809	470,156	9,965,657	11,310,104
Fixed interest in EUR
Intercompany					7,490	351,827	350,930
Facility	737,152	657,980	268,831	305,556
	6,184,400	5,793,468	26,705,974	32,053,352	3,339,546	4,509,710	12,995,477	14,564,777

Debt agreements in R$
Floating Rate Securities
BNDES/FINAME/FINEP, Debentures, CRI and NCE	1,722,746	3,109,090	17,641,001	16,602,668	699,770	715,567	10,257,005	10,602,270
	1,722,746	3,109,090	17,641,001	16,602,668	699,770	715,567	10,257,005	10,602,270
Total Borrowings and Financing	7,907,146	8,902,558	44,346,975	48,656,020	4,039,316	5,225,277	23,252,482	25,167,047
Transaction Costs and Issue Premiums	(88,103)	(80,879)	(598,980)	(563,078)	(25,325)	(24,103)	(116,892)	(122,581)
Total Borrowings and Financing + Transaction cost	7,819,043	8,821,679	43,747,995	48,092,942	4,013,991	5,201,174	23,135,590	25,044,466

(In thousands of R$, unless otherwise stated)

12.a)	Changes in debt

The following table shows the reconciliation of the book value at the beginning and end of the period:

			Consolidated		Parent Company
	Ref.	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Opening balance		56,914,621	44,859,075	30,245,640	23,691,305
New debts		6,457,284	10,180,554	1,060,044	7,352,398
Repayment		(8,077,655)	(6,927,383)	(2,133,234)	(5,295,236)
Payments of charges		(2,168,480)	(4,052,226)	(989,286)	(1,787,615)
Accrued charges	26	2,200,540	4,230,413	1,048,545	1,869,794
Result of acquisition of ownership interest in Grupo Estrela (1)		629,856
Advance iron ore payments (2)		42,612
Others (3)		(4,431,740)	8,624,188	(2,082,128)	4,414,994
Closing balance		51,567,038	56,914,621	27,149,581	30,245,640

(1)Transactions related to the acquisition of ownership interest in the Estrela Comércio e Participações S.A. group which became effective on April 1, 2025. According to CPC 15 (R1) – Business combination, the Company has one year, as of this date, to form the respective business combination, which may impact the recorded fair value within this period based on an appraisal report.

(2) These transactions refer to advance iron ore payment bonds that were initially recognized as contract liabilities, as they refer to a future obligation to deliver the product. However, given the impossibility of delivering the product during the period and the need for a cash settlement, this obligation came to be characterized as a monetary item and was reclassified as a financial liability. The amounts were paid on July 3, 2025.

(3)Amounts include unrealized changes in exchange rate and inflation, as well as funding costs.

The Company raised and amortized the debts during 2025 as shown below:

				Consolidated
				06/30/2025
Nature	New debts	Maturities	Repayment	Interest payment
Pre-Payment	759,263	2027	(874,332)	(302,796)
Bonds, ACC and Facility	2,552,626	2025 to 2028	(3,417,753)	(838,348)
BNDES/FINAME/FINEP, Debentures, CRI and NCE	3,145,395	2025 to 2042	(3,785,570)	(1,027,336)
	6,457,284		(8,077,655)	(2,168,480)

				Parent Company
				06/30/2025
Nature	New debts	Maturities	Repayment	Interest payment
Pre-Payment	143,244	2032	(804,403)	(304,635)
Bonds and ACC	766,800	2025 to 2028	(816,030)	(82,406)
BNDES/FINAME/FINEP, Debentures, CRI and NCE	150,000	2025 to 2039	(163,580)	(586,551)
Intercompany		2025 to 2032	(349,221)	(15,694)
	1,060,044		(2,133,234)	(989,286)

(In thousands of R$, unless otherwise stated)

12.b)	Maturities of debts presented in current and non-current liabilities

			Consolidated			Parent Company
			06/30/2025			06/30/2025
	In foreign currency	In national currency - R$	Total	In foreign currency	In national currency - R$	Total
Average rate	in Dollar 6.57%in Euro 3.38%	in Real 16.34%		in Dollar 3.63%in Euro 3.53%	in Real 17.05%
2025	2,671,529	1,379,175	4,050,704	1,108,576	462,270	1,570,846
2026	4,831,743	1,949,391	6,781,134	2,997,736	1,643,290	4,641,026
2027	3,266,726	3,843,262	7,109,988	1,422,666	3,232,334	4,655,000
2028	8,282,512	2,416,022	10,698,534	3,169,417	1,850,620	5,020,037
2029	646,867	1,513,931	2,160,798	1,174,565	972,894	2,147,459
2030 to 2032	12,798,539	4,569,265	17,367,804	6,462,063	1,256,659	7,718,722
After 2032	392,458	3,692,701	4,085,159		1,538,708	1,538,708
	32,890,374	19,363,747	52,254,121	16,335,023	10,956,775	27,291,798

• Covenants

The Company's debt contracts provide for compliance with certain non-financial obligations, as well as maintenance of specific performance parameters and indicators, such as the disclosure of audited financial statements according to regulatory deadlines or having early maturity declared if the net debt to EBITDA indicator reaches the levels specified in these contracts.

Until now, the Company is compliant with the financial and non-financial obligations (covenants) of its current contracts.

13.	FINANCIAL INSTRUMENTS

13.a)	Identification and valuation of financial instruments

The Company may operate with several financial instruments, with an emphasis on cash and cash equivalents, including investments, marketable securities, accounts receivables from customers, accounts payables to suppliers and loans and financing. Additionally, we may also operate with financial derivatives, such as swap, exchange rate swap, swap interest and commodity and derivatives.

Considering the nature of the instruments, fair value is basically determined by using quotations in the open capital market of Brazil and the Commodities and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity or short-term maturity. Considering the term and characteristics of these instruments, the book values approximate the fair values.

(In thousands of R$, unless otherwise stated)

Classification of financial instruments

							Consolidated
				06/30/2025			12/31/2024
	Ref.	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	3		18,305,208	18,305,208		23,310,197	23,310,197
Financial investments	4	668,606	182,791	851,397	860,591	50,787	911,378
Trade receivables	5		2,437,043	2,437,043	181,262	2,719,736	2,900,998
Dividends and interest on equity	8		212,542	212,542		201,436	201,436
Derivative financial instruments	8				152,967		152,967
Trading securities	8	4,235		4,235	2,947		2,947
Loans - related parties	20.a		5,308	5,308		5,315	5,315
Total		672,841	21,142,892	21,815,733	1,197,767	26,287,471	27,485,238

Non-current
Financial investments	4		29,758	29,758		169,977	169,977
Other trade receivables			2,866	2,866		1,888	1,888
Eletrobrás compulsory loan	8		59,892	59,892		51,012	51,012
Receivables by indemnity	8		770,970	770,970		790,914	790,914
Loans - related parties	20.a		2,039,551	2,039,551		1,903,028	1,903,028
Total			2,903,037	2,903,037		2,916,819	2,916,819

Total Assets		672,841	24,045,929	24,718,770	1,197,767	29,204,290	30,402,057

Liabilities
Current
Borrowings and financing	12		7,819,043	7,819,043		8,902,558	8,902,558
Lease liabilities	14		227,950	227,950		206,323	206,323
Trade payables	15		7,066,323	7,066,323		7,030,734	7,030,734
Trade payables - Forfaiting	15.a		2,747,027	2,747,027		2,902,593	2,902,593
Dividends and interest on capital	16		1,437,467	1,437,467		61,965	61,965
Adjustments to price of iron ore		195,564		195,564
Concessions to be paid			12,238	12,238
Total		195,564	19,310,048	19,505,612		19,104,173	19,104,173

Non-current
Borrowings and financing	12		43,747,995	43,747,995		48,656,020	48,656,020
Lease liabilities	14		845,478	845,478		633,982	633,982
Trade payables	15		2,699	2,699		43,263	43,263
Derivative financial instruments	13	150,590		150,590	157,857		157,857
Concessions to be paid	16		82,420	82,420		78,728	78,728
Total		150,590	44,678,592	44,829,182	157,857	49,411,993	49,569,850
Total Liabilities		346,154	63,988,640	64,334,794	157,857	68,516,166	68,674,023

(In thousands of R$, unless otherwise stated)

							Parent Company
				06/30/2025			12/31/2024
	Ref.	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	3		2,088,073	2,088,073		5,666,618	5,666,618
Financial investments	4	668,605	165,955	834,560	860,591	34,982	895,573
Trade receivables	5		1,630,275	1,630,275		1,555,141	1,555,141
Dividends and interest on equity	8		396,103	396,103		501,267	501,267
Trading securities	8	4,059		4,059	2,814		2,814
Loans - related parties	20.a		5,308	5,308		5,315	5,315
Total		672,664	4,285,714	4,958,378	863,405	7,763,323	8,626,728

Non-current
Financial investments	4					142,423	142,423
Other trade receivables			1,003	1,003		1,003	1,003
Eletrobrás compulsory loan	8		57,166	57,166		48,437	48,437
Receivables by indemnity	8		770,970	770,970		773,241	773,241
Loans - related parties	20.a		3,236,915	3,236,915		2,499,112	2,499,112
Total			4,066,054	4,066,054		3,464,216	3,464,216
Total Assets		672,664	8,351,768	9,024,432	863,405	11,227,539	12,090,944

Liabilities
Current
Borrowings and financing	12		4,013,991	4,013,991		5,225,277	5,225,277
Lease liabilities	14		10,663	10,663		10,229	10,229
Trade payables	15		3,792,941	3,792,941		3,596,080	3,596,080
Trade payables - Forfaiting	15.a		2,215,234	2,215,234		2,214,482	2,214,482
Dividends and interest on capital	16		6,095	6,095		6,242	6,242
Total			10,038,924	10,038,924		11,052,310	11,052,310

Non-current
Borrowings and financing	12		23,135,590	23,135,590		25,167,047	25,167,047
Lease liabilities	14		25,668	25,668		28,224	28,224
Trade payables	15		1,366	1,366		580	580
Derivative financial instruments	13	118,314		118,314	157,857		157,857
Total		118,314	23,162,624	23,280,938	157,857	25,195,851	25,353,708
Total Liabilities		118,314	33,201,548	33,319,862	157,857	36,248,161	36,406,018

Fair value measurement

The table below shows the financial instruments recorded at fair value through profit or loss and fair value through other comprehensive income classifying them according to the fair value hierarchy:

(In thousands of R$, unless otherwise stated)

Consolidated			06/30/2025			12/31/2024
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial investments	668,606		668,606	860,591		860,591
Trade receivables, net				181,262		181,262
Derivative transactions					152,967	152,967
Trading securities	4,235		4,235	2,947		2,947
Total Assets	672,841		672,841	1,044,800	152,967	1,197,767
Liabilities
Non-current
Derivative transactions		150,590	150,590		157,857	157,857
Total Liabilities		150,590	150,590		157,857	157,857

Level 1 – The data are prices quoted in an active market for identical items to the assets and liabilities being measured.

Level 2 – Considers observable inputs in the market, such as interest rates, foreign exchange, etc., but are not prices traded in active markets.

Level 3 - There are no assets or liabilities classified in the level.

13.b)	Financial risk management

The Company follows risk management strategies, with guidelines regarding the risks incurred by the company.

The nature and general position of financial risks are regularly monitored and managed in order to assess results and financial impact on cash flow. Credit limits and the hedge quality of counterparties are also periodically reviewed.

Market risks are hedged when considered necessary to support the corporate strategy or when it is necessary to maintain the financial flexibility level.

The Company believes it is exposed to exchange rate and interest rate risk, market price, credit risk, and liquidity risk.

The Company can manage some of the risks through the use of derivative instruments, not associated with any speculative trading or short selling.

i)	Foreign exchange risk

The exposure arises mainly from the existence of assets and liabilities denominated in dollars, since the Company's functional currency is substantially the Real and is called natural foreign exchange exposure. The net exposure is the result of offsetting the natural foreign exchange exposure by hedging instruments adopted by the Company.

(In thousands of R$, unless otherwise stated)

The consolidated net exposure is shown below:

	06/30/2025	12/31/2024
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in US$’000)
Cash and cash equivalents overseas	2,091,690	1,951,025
Trade receivables	135,828	58,296
Financial investments	427,348	270,038
Borrowings and financing	(5,872,123)	(5,983,492)
Trade payables	(383,140)	(284,843)
Others	(49,495)	(37,185)
Natural Gross Foreign Exchange Exposure (assets - liabilities)	(3,649,892)	(4,026,161)
Derivative transactions (¹)	4,753,567	5,098,257
	1,103,675	1,072,096

(*) Total notional value of derivative and non-derivative financial instruments used for exchange risk management.

The Company uses Hedge Accounting as a strategy, as well as derivative financial instruments to protect future cash flows.

Sensitivity analysis of Derivative Financial Instruments and Consolidated Foreign Exchange Exposure

The Company evaluated two different scenarios for the analysis of the exchange rate impact: Scenario 1 projects a horizon of increased currency volatility, and Scenario 2 predicts a horizon of appreciation of the Real against the Dollar. Calculations were based on the closing exchange rate on June 30, 2025 and made use of assumptions based on a dispersion calculation that considers both historical changes in exchange rates and projections developed by Management.

The currencies used in the sensitivity analysis and their respective scenarios are shown below:

				06/30/2025
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	5.4571	5.5433	5.7944	4.9881

The effects on the result, considering scenarios 1 and 2, are shown below:

					06/30/2025
Instruments	Notional amount	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$
Cash and cash equivalents overseas	2,091,690	Dollar	32,526	121,765	(196,664)
Trade receivables	135,828	Dollar	2,112	7,907	(12,771)
Financial investments	427,348	Dollar	6,645	24,877	(40,180)
Borrowings and financing	(5,872,123)	Dollar	(91,313)	(341,837)	552,105
Trade payables	(383,140)	Dollar	(5,958)	(22,304)	36,023
Others	(49,495)	Dollar	(770)	(2,881)	4,654
Derivative financial instruments	4,753,567	Dollar	73,919	276,722	(446,937)
Impact on profit or loss			17,161	64,249	(103,770)

(*) The probable scenarios were calculated considering the following variations for the risks: Real x Dollar - Devaluation of the Real of 1.58%.

Source: Banco Central do Brasil on July 10, 2025.

(In thousands of R$, unless otherwise stated)

ii)	Interest rate risk

This risk stems from financial investments, loans, and financing and debentures in short and long terms linked to pre-fixed and post-fixed interest rates of CDI, TJLP, SOFR, exposing these financial assets and liabilities to interest rate fluctuations as demonstrated in the sensitivity analysis chart below.

Sensitivity analysis of interest rate changes

Below, we present the sensitivity analysis to risks related to interest rates. The Company considered two different scenarios to assess the impact of variations in these rates: Scenario 1 predicts a horizon of rising interest rates, and Scenario 2 projects a reduction horizon. To calculate these risks, the closing rates as of June 30, 2025 were used as a reference based on a dispersion model, which considers not only historical variations in interest rates, but also detailed projections from management.

This approach allows a comprehensive and precise assessment of potential economic impacts arising from interest rate fluctuations.

			Consolidated
			06/30/2025
Interest	Possible scenarios	Scenario 1	Scenario 2
CDI	14.90%	15.22%	13.16%
TJLP	8.65%	9.29%	8.07%
IPCA	5.35%	7.54%	5.05%
SOFR 6M	4.15%	5.44%	3.98%
SOFR	4.45%	4.80%	3.92%
EURIBOR 3M	1.94%	2.26%	1.20%
EURIBOR 6M	2.05%	2.72%	1.32%

The effects on the result, considering scenarios 1 and 2, are shown below:

						Impact on balances on 06/30/2025
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	14.90%	5,702,397	(12,495,450)	(1,012,165)	(1,033,755)	(894,039)
TJLP	8.65%		(821,055)	(71,021)	(76,305)	(66,229)
IPCA	5.35%		(1,244,843)	(66,599)	(93,922)	(62,826)
SOFR 6M	4.15%		(3,976,480)	(164,887)	(216,151)	(158,178)
SOFR	4.45%		(1,960,455)	(87,240)	(94,183)	(76,784)
EURIBOR 3M	1.94%		(815,745)	(15,858)	(18,470)	(9,805)
EURIBOR 6M	2.05%		(29,421)	(603)	(801)	(389)
				(1,418,373)	(1,533,586)	(1,268,251)

(*) ) Sensitivity analyses are based on the assumption that market values as of June 30, 2025 recorded in the Company's assets and liabilities will be maintained.

iii)	Market price risk

The Company is also exposed to market risks related to the volatility of commodity and input prices. In line with its risk management policy, risk mitigation strategies involving commodities may be used to reduce cash flow volatility. These mitigation strategies may incorporate derivative instruments, predominantly forward, futures, and options transactions.

(In thousands of R$, unless otherwise stated)

Below are the price risk protection instruments, as shown in the following topics:

a) Cash flow hedge accounting – “Platts” index

To better reflect the accounting effects of the "Platts" hedge strategy on the result, CSN Mineração opted to formally designate the hedge and, consequently, adopted hedge accounting for the iron ore derivative as a hedge accounting instrument for its highly probable future iron ore sales. As a result, the mark-to-market arising from the "Platts" volatility will be temporarily recorded in shareholders' equity and will be taken to the income statement when the sales occur according to the contracted evaluation period. This allows the recognition of "Platts" volatility on iron ore sales to be recognized at the same time.

The Company has periodically reviewed market scenarios to assess its exposure to iron ore price risk to ensure adequate coverage of market price fluctuations. This process involves monitoring fluctuations and trends in global prices, in addition to considering economic and geopolitical factors that may impact the value of this commodity.

The following table presents profit and loss for derivative instruments as of June 30, 2025:

		06/30/2025	06/30/2024	06/30/2025	06/30/2024
		Other operating income expenses (note 25)		Financial income (expenses) (note 26)
Maturity	Notional
01/01/2024 to 01/31/2024 (Settled)	Platts		(202,702)		(720)
02/01/2024 to 02/28/2024 (Settled)	Platts		(39,977)		(133)
03/01/2024 to 03/31/2024 (Settled)	Platts		248,710		5,132
04/01/2024 to 04/30/2024 (Settled)	Platts		192,625		9,922
05/01/2024 to 05/31/2024 (Settled)	Platts		81,139		5,244
06/01/2024 to 06/30/2024 (Settled)	Platts		173,111
03/01/2025 to 03/31/2025 (Settled)	Platts	40,578
04/01/2025 to 04/30/2025 (Settled)	Platts	29,501		81
05/01/2025 to 05/31/2025 (Settled)	Platts	17,344
		87,423	452,906	81	19,445

Activity related to cash flow hedge accounting amounts - "Platts" index recorded under shareholders' equity on June 30, 2025 is as follows:

	12/31/2024	Movement	Realization	06/30/2025
Cash flow hedge – “Platts”		87,423	(87,423)
Income tax and social contribution on cash flow hedge		(4,660)	4,660
Fair Value of cash flow hedge - Platts, net		82,763	(82,763)

The cash flow hedge - "Platts" index was fully effective since the contracting of derivative instruments.

To support the above-mentioned designations, the Company prepared formal documentation indicating the manner which the designation of cash flow hedge accounting - "Platts" index aligned with CSN's risk management objectives and strategy, identifying the hedge instruments used, the hedge object, the nature of the risk to be protected, and demonstrating the expectation of high effectiveness of the designated relationships. Iron ore derivative instruments ("Platts" index) were designated in amounts equivalent to the portion of future sales, comparing the designated amounts with the expected and approved amounts in the budgets of the Management and Board.

(In thousands of R$, unless otherwise stated)

b)Cash flow hedge accounting

Foreign Exchange Hedge Accounting

With the objective of better reflecting the accounting effects of the foreign exchange hedge strategy in the results, CSN and its subsidiary CSN Mineração designated part of their dollar liabilities as a hedge instrument for their future exports. As a result, the exchange rate variation from designated liabilities will be temporarily recorded in shareholders' equity and will be transferred to the income statement when the respective exports occur, thus allowing the recognition of dollar fluctuations on the liability and exports to be recorded at the same time. It is emphasized that the adoption of this hedge accounting does not imply the contracting of any financial instrument.

The table below presents a summary of hedging relationships maintained as of June 30, 2025:

									06/30/2025
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortized part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
07/31/2019	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,761	(871,761)		(797,026)
1/10/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2020 to November 2025 until December 2050	4.0745	1,416,000	(1,404,000)		(1,339,705)
01/28/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2027 - January 2028	4.2064	1,000,000			(1,250,700)
6/1/2022	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - April 2032	4.7289	1,145,300	(360,321)	(215,030)	(571,622)
12/1/2022	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2031	5.0360	490,000	(37,000)		(190,758)
6/6/2024	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2024 - February 2025	5.2700	30,000	(30,000)
06/25/2024	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2024 - February 2025	5.4405	10,000	(10,000)
05/16/2024	Export Prepayments in US$ with third parties, ACC and Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	September 2024 - March 2035	5.1270	1,202,000	(230,200)		(320,791)
1/12/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - December 2025	5.2565	100,000			(20,060)
Total recognized at the parent company						6,736,061	(2,943,282)	(215,030)	(4,490,662)
1/6/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - May 2033	4.7289	878,640	(208,980)	(50,272)	(487,637)
1/12/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2027	5.0360	70,000			(29,486)
05/16/2024	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2025 - March 2035	5.1270	208,717			(68,897)
Total recognized in the consolidated						7,893,418	(3,152,262)	(265,302)	(5,076,682)

The net balance of amounts allocated and previously amortized in US dollars totaled USD$ 4,741,156.

In the hedge relationships described above, the values of the debt instruments were fully designated for equivalent portions of iron ore exports.

As of June 30, 2025, the hedging relationships established by the Company remained effective according to prospective and retrospective tests that were performed. Thus, no reversal due to ineffectiveness of cash flow hedge accounting was recorded.

(In thousands of R$, unless otherwise stated)

c) Net Overseas Investment Hedge

Information related to the hedge for net overseas investments has not changed in relation to that disclosed in the Company's financial statements as of December 31, 2024. The balance recorded under shareholders' equity on June 30, 2025 and December 31, 2024 totaled BRL 6,292.

d) Hedge accounting transactions

Activity related to cash flow hedge accounting amounts recorded under shareholders' equity on June 30, 2025 is as follows:

				Consolidated
	12/31/2024	Movement	Realization	06/30/2025
Cash flow hedge	(8,970,450)	3,628,465	265,302	(5,076,683)
Income tax and social contribution on cash flow hedge	3,049,954	(1,233,678)	(90,203)	1,726,073
Fair Value of cash flow accounting, net taxes	(5,920,496)	2,394,787	175,099	(3,350,610)

				Parent Company
	12/31/2024	Movement	Realization	06/30/2025
Cash flow hedge	(7,612,357)	2,906,665	215,030	(4,490,662)
Income tax and social contribution on cash flow hedge	2,588,202	(988,266)	(73,110)	1,526,826
Fair Value of cash flow accounting, net taxes	(5,024,155)	1,918,399	141,920	(2,963,836)

iv)	Credit risks

Exposure to credit risks with financial institutions considers the parameters established under the CSN’s financial policy. The Company's practice is the detailed analysis of the equity and financial situation of its customers and suppliers, the establishment of a credit limit and the permanent monitoring of its outstanding balance.

Regarding financial investments, the Company only makes investments in institutions for which a low credit risk was assessed by credit rating agencies. Since part of the resources is invested in repurchase agreements that are backed by Brazilian government bonds, there is also exposure to the credit risk of the Brazilian State.

With regards to exposure credit risk under accounts receivable and other receivables, the Company has a credit risk committee where each new customer is individually analyzed for their financial condition before credit limits and payment terms are granted. This is periodically reviewed according to the procedures specific to each business area.

v)	Liquidity risk

It is the risk that the Company does not have sufficient net resources to honor its financial commitments, due to a mismatch in terms of volume between the expected receipts and payments.

To manage cash liquidity in national and foreign currency, assumptions of future disbursements and receipts are established and monitored daily by the Treasury area. The payment schedules of long-term installments of loans and financing and debentures are presented in note 12.

(In thousands of R$, unless otherwise stated)

The amounts represent contractual maturities for financial liabilities including interest:

						Consolidated
At June 30, 2025	Ref.	Less than one year	From one to two years	From two to five years	Over five years	Total
Loans, financing and debentures	12.b	7,907,146	10,034,679	12,859,332	21,452,964	52,254,121
Lease liabilities	14	227,950	329,333	140,173	375,972	1,073,428
Derivative financial instruments	13				150,590	150,590
Trade payables	15	7,066,323	1,662	207	830	7,069,022
Trade payables - Forfaiting	15.a	2,747,027				2,747,027
Dividends and interest on capital	16	1,437,467				1,437,467
Concessions to be paid	16	12,238	13,350	53,400	13,350	92,338
		19,398,151	10,379,024	13,053,112	21,993,706	64,823,993

Fair values of assets and liabilities in relation to book value

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and non-current assets and liabilities while gains and any losses are recorded as revenue, other operating income (expenses) and finance expenses.

The amounts are recorded in the financial statements at their book value, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except for the amounts below.

The estimated fair value for certain consolidated long-term loans and financing was calculated at current market rates, considering their characteristics, term and risks similar to those of the registered contracts, as shown below:

		06/30/2025		12/31/2024
	Closing Balance	Fair value	Closing Balance	Fair value
Fixed Rate Notes (*)	19,570,132	17,399,414	22,204,604	19,584,985

(*) Fonte: Bloomberg

13.c)	Protective instruments: Derivatives

Position of the Company’s derivative financial instruments portfolio

Currency swap Dollar x Euro

The subsidiary Lusosider Projectos Siderúrgicos S.A. had a derivative operation to protect its exposure to the dollar, which was settled in November 2024.

Foreign exchange swap CDI x Dollar

In October 2023, the Company entered into a new swap agreement with the purpose of mitigating the risk associated with an External Credit Note (NCE) acquired during the same period, which is scheduled to mature in October 2028, and is subject to a principal amount of BRL 680,000.

In January 2025, the Company entered into a new swap agreement to hedge its foreign exchange exposure to the dollar on an Export Credit Note (ECN) acquired during the same period, which is scheduled to mature in January 2028, and is subject to a principal amount of BRL 295,000.

(In thousands of R$, unless otherwise stated)

Foreign exchange swap dollar x real

In July 2024, the subsidiary CSN Cimentos Brasil, after obtaining a foreign currency loan in the amount of USD $50,000, contracted derivative operations to hedge its exposure to the dollar, which will mature in July 2027.

In June 2025, CSN Cimentos Brasil provided payment for derivative transaction that sought to hedge the Company’s foreign exchange exposure to the dollar for the loan received in foreign currency in the amount of US$ 115,000. This debt was paid during the same period.

Interest swap CDI x IPCA

CSN Mineração, CSN Cimentos Brasil and CSN issued debentures during the years 2021, 2022 and 2023, respectively, and contracted derivative operations to protect their exposure to IPCA (Broad Consumer Price Index). The end of CSN Mineração contract terms are staggered between 2031 and 2037. CSN Cimentos and CSN’s contracts will expire in 2032 and between 2030 and 2039, respectively.

Below is the position of derivatives:

								Consolidated
							06/30/2025	06/30/2024
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses)
Instrument	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
Exchange rate swap

Exchange Swap Dollar x Euro - Lusosider	Settled							1,570
Exchange Swap CDI x Dollar - CSN	2028	Real	975,000	1,020,594	(1,138,908)	(118,314)	52,291	76,709
Exchange Swap Dollar x Real - CSN Cimentos Brasil	7/7/2027	Dollar	50,000	299,547	(315,370)	(15,822)	(171,663)	72,750
Exchange Swap Dollar x CDI - Grupo Estrela	7/7/2027	Dollar	45,009	251,590	(268,044)	(16,454)	(9,321)
Total Exchange rate Swap			1,070,009	1,571,731	(1,722,322)	(150,590)	(128,693)	151,029
Interest rate swap
Interest Rate Swap (Debentures) CDI x IPCA - CSN	2030 to 2039	Real	2,012,358	2,142,152	(2,183,421)	(41,269)	59,556	(56,971)
Interest Rate Swap (Debentures) CDI x IPCA - CSN Mineração	2031 to 2037	Real	2,400,000	2,729,029	(2,753,334)	(24,305)	65,485	(179,342)
Interest Rate Swap (Debentures) CDI x IPCA - CSN Cimentos Brasil	2032	Real	1,200,000	1,390,476	(1,325,917)	64,559	31,847	(86,296)
Total interest rate (Debentures) CDI x IPCA			5,612,358	6,261,657	(6,262,672)	(1,015)	156,888	(322,609)

				7,833,388	(7,984,994)	(151,605)	28,195	(171,580)

Classification of derivatives under balance sheet and income statement

			06/30/2025	06/30/2024
Instruments	Liabilities		Financial income (expenses), net (note 26)
	Non-current	Total
Iron ore derivative			81	19,445
Exchange rate swap Dollar x Euro				1,570
Exchange rate swap CDI x Dollar	(134,768)	(134,768)	42,970	76,709
Exchange rate swap CDI x IPCA (1)	(1,015)	(1,015)	156,889	(322,609)
Dollar x Real swap	(15,822)	(15,822)	(171,664)	72,750
	(151,605)	(151,605)	28,276	(152,135)

(1) CDI x IPCA SWAP derivative instruments are fully classified under the loans and financing group since they are linked to debentures in order to hedge against exposure to IPCA.

(In thousands of R$, unless otherwise stated)

13.d)	Investments in securities measured at fair value through profit or loss

The Company has common (USIM3), preferred (USIM5) shares of Usiminas Siderúrgica de Minas Gerais S.A. (“Usiminas”). Usiminas shares are classified as current assets in financial investments and at fair value, based on the market price quotation on B3.

According to the Company's policy, gains and losses resulting from changes in stock prices are recorded directly in the income statement under financial income for shares classified as financial investments and under other operating income and expenses for shares classified as investments.

i)	Stock Market Price Risks

Class of shares	06/30/2025				12/31/2024				06/30/2025	06/30/2024
	Quantity	Equity interest (%)	Share price	Closing Balance	Quantity	Equity interest (%)	Share price	Closing Balance	Profit or loss (note 26)
USIM3	106,620,853	15.12%	4.14	441,410	106,620,853	15.12%	5.32	567,222	(125,813)	(167,395)
USIM5	55,144,456	10.07%	4.12	227,196	55,144,456	10.07%	5.32	293,369	(66,173)	(76,099)
				668,606				860,591	(191,986)	(243,494)
PATI3										(78,737)
				668,606				860,591	(191,986)	(322,231)

The Company is exposed to the risk of changes in share prices due to investments measured at fair value through profit or loss that have their quotations based on market price on B3.

Sensitivity analysis for stock price risks

We present below the sensitivity analysis for the risks related to the stock price variation. The Company evaluated two different scenarios for the impact of fluctuations in prices: Scenario 1 (optimistic extreme) provides a projection for a price appreciation horizon, while Scenario 2 (pessimistic extreme) considers a deterioration horizon for price volatility. Calculations were based on the closing price of the shares on June 30, 2025 and assumptions were made based on both the dispersion of historical variations in prices and projections prepared by Management.

The effects on the result, considering the probable scenarios, 1 and 2 are shown below:

					06/30/2025
Class of shares	Quantity	Share price on 06/30/2025	Closing Balance	Extreme Optimistic Scenario (1)	Extreme Pessimistic Scenario (2)

USIM3	106,620,853	4.14	441,410	41,691	(157,779)
USIM5	55,144,456	4.12	227,196	22,223	(32,823)
			668,606	63,914	(190,602)

(In thousands of R$, unless otherwise stated)

13.e)	Capital Management

The Company seeks to optimize its capital structure with the purpose of reducing its financial costs and maximizing return to its shareholders. The following chart demonstrates the evolution of the Company's consolidated capital structure, with financing through equity and third-party capital:

Thousands of Reais	06/30/2025	12/31/2024
Shareholder's equity (equity)	16,853,240	15,459,116
Borrowings and Financing (Third-party capital)	51,567,038	56,914,621
Gross Debit/Shareholder's equity	3.06	3.68

14.	LEASE LIABILITIES

The lease liabilities are presented below:

		Consolidated		Parent Company
	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Leases	2,426,574	2,122,768	43,314	46,760
Adjusted present value - Leases	(1,353,146)	(1,282,463)	(6,983)	(8,307)
	1,073,428	840,305	36,331	38,453
Classified:
Current	227,950	206,323	10,663	10,229
Non-current	845,478	633,982	25,668	28,224
	1,073,428	840,305	36,331	38,453

The Company has entered into lease agreements for port terminals located in Itaguaí. The lease for its Terminal de Granéis Solidos – TECAR, which is used to load and unload iron ore and other bulk materials has a remaining term of 22 years, and the Terminal de Contêineres – TECON lease agreement has a remaining contractual term of 27 years. The Company also maintains a lease agreement for railway operation using the Northeast railway network, which has a remaining term of contract of 3 years. Additionally, it maintains a lease agreement for property located in Taubaté, São Paulo as part of the expansion of operations in the Steel segment, which has a remaining contractual term of 18 years.

The Company also maintains lease agreements for operating equipment, mainly used in mining and cement and steel production activities. Agreements are also in place for vehicles obtained as part of the acquisition of Grupo Estrela, which are used in logistics operations, and properties to be used as operating facilities and administrative offices distributed through the Company’s various operational sites. The remaining terms of these contracts range from between 1 and 19 years.

The present value of future obligations was measured using the implicit rate observed in the contracts, and for contracts that did not have a rate, the Company applied the incremental rate of loans – IBR, both in nominal terms.

(In thousands of R$, unless otherwise stated)

The average rates used in measuring new lease liabilities in the consolidated and parent company are demonstrated in the table below:

06/30/2025
Contract term (in years)	Incremental Rate (p.a.)
1	15.43%
2	18.02%
3	16.76%
5	14.76%

The reconciliation of lease liabilities is shown in the table below:

		Consolidated	Parent Company
	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Opening balance	840,305	733,761	38,453	6,999
New leases	61,644	14,117
Contract review	99,628	285,533	2,709	41,973
Write-off	(10,995)	(915)
Payments	(177,067)	(308,201)	(6,574)	(12,650)
Interest appropriated	56,175	99,998	1,743	2,131
Result of acquisition of ownership interest in Grupo Estrela (1)	209,178
Exchange variation	(5,440)	16,012
Net balance	1,073,428	840,305	36,331	38,453

(1) Transactions related to the acquisition of ownership interest in the Estrela Comércio e Participações S.A. group which became effective on April 1, 2025. According to CPC 15 (R1) – Business combination, the Company has one year, as of this date, to form the respective business combination, which may impact the recorded fair value within this period based on an appraisal report.

The estimated future minimum payments for the lease agreements include variable payments, fixed in essence when based on minimum performance and contractually fixed rates.

Minimum lease payments as of June 30, 2025 are shown below:

				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	256,372	830,059	1,340,143	2,426,574
Adjusted present value - Leases	(28,422)	(360,552)	(964,172)	(1,353,146)
	227,950	469,507	375,971	1,073,428

•	PIS and COFINS recoverable

Lease liabilities were measured by the value of the considerations with suppliers, that is, without considering tax credits that apply after payment. The potential right to PIS and COFINS embedded in the lease liability is shown below:

		Consolidated		Parent Company
	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Leases	2,346,632	2,040,811	42,908	46,202
Adjusted present value - Leases	(1,350,001)	(1,279,742)	(6,915)	(8,225)
Potencial PIS and COFINS credit	217,063	188,775	3,969	4,274
Adjusted present value – Potential PIS and COFINS credit	(124,875)	(118,376)	(640)	(761)

(In thousands of R$, unless otherwise stated)

Lease payments not recognized as liabilities:

The Company chose not to recognize lease liabilities under contracts with a term of less than 12 months and those involving low-value assets. Payments made for these contracts are recognized as expenses when incurred.

The Company maintains lease agreements for its TECAR and TECON port terminals for which it is not possible to accurately estimate the respective cash flows despite these agreements establishing minimum performance targets since payments are completely variable and are determined as they occur. In such cases, amounts will be recognized as an expense for the period in which they are incurred.

Expenses related to payments not included in the measurement of the lease liability are:

				Consolidated
	Six months ended		Three months ended
	06/30/2025	06/30/2024	06/30/2025	06/30/2025
Contract less than 12 months		880		381
Lower Assets value	5,976	5,550	2,311	2,964
Variable lease payments	165,389	140,978	84,726	67,789
	171,365	147,408	87,037	71,134

				Parent Company
	Six months ended		Three months ended
	06/30/2025	06/30/2024	06/30/2025	06/30/2025
Contract less than 12 months
Lower Assets value	4,007	3,931	1,602	2,119
	4,007	3,931	1,602	2,119

15.	TRADE PAYABLES

		Consolidated		Parent Company
	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Trade payables	7,159,159	7,172,161	3,851,341	3,646,232
(-) Adjusted present value	(90,137)	(98,164)	(57,034)	(49,572)
	7,069,022	7,073,997	3,794,307	3,596,660

Classified:
Current	7,066,323	7,030,734	3,792,941	3,596,080
Non-current	2,699	43,263	1,366	580
	7,069,022	7,073,997	3,794,307	3,596,660

15.a) Suppliers – Forfaiting

		Consolidated		Parent Company
	06/30/2025	12/31/2024	06/30/2025	12/31/2024
In Brazil	1,815,115	2,159,399	1,283,322	1,525,579
Abroad	931,912	743,194	931,912	688,903
	2,747,027	2,902,593	2,215,234	2,214,482

The Company discloses and classifies in a specific group its drawee risk and forfaiting operations with suppliers where the nature of the securities continue to be part of the Company's operating cycle. These transactions are negotiated with financial institutions to enable the Company's suppliers to anticipate receivables arising from sales of goods and, consequently, to extend the payment terms of the Company's own obligations. Transactions are subject to a term of up to 360 days.

(In thousands of R$, unless otherwise stated)

The table below provides a comparison of invoice payment terms both with and without a supplier finance agreement, in cases in which goods were exclusively acquired, for the base date of June 30, 2025:

		Consolidated
Trade payables	Forfaiting	No Forfaiting
Due between 1 and 180 days	1,507,437	5,331,930
Due between 181 to 360 days	1,239,590	1,734,393
Over 360 days		2,699
Total	2,747,027	7,069,022

Impact of variations without effect on cash flow as of June 30, 2025:

Consolidated
Exchange variation	(105,035)
Interest Appropriation	39,268
Total	(65,767)

16.	OTHER OBLIGATIONS (CURRENT AND NON-CURRENT)

The other obligations classified in current and non-current liabilities have the following composition:

					Consolidated				Parent Company
	Ref.	Current		Non-current		Current		Non-current
		06/30/2025	12/31/2024	06/30/2025	12/31/2024	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Related party liabilities		36,768	45,816		20,850	576,221	629,654	353,912	402,406
Derivative financial instruments				150,590	157,857			118,314	157,857
Dividends and interest on capital	13	1,437,467	61,965			6,095	6,242
Advances from customers (1)		3,899,218	3,648,639	9,545,755	10,120,950	350,208	382,350	920,319	1,099,568
Accounts payable as part of acquisition of companies		156,191		425,251	94,404	119,011		425,251	94,404
Taxes in installments		42,765	56,226	97,509	103,955	16,856	16,504	51,686	53,320
Profit sharing - employees		202,058	235,789			94,289	123,325
Taxes payable				10,119	9,767			10,119	9,767
Provision for consumption and services		149,282	202,006			17,714	18,129
Trade payables	15			2,699	43,263			1,366	580
Lease liabilities	14	227,950	206,323	845,478	633,982	10,663	10,229	25,668	28,224
Concessions to be paid		12,238		82,420	78,728
Other payables		301,594	492,645	532,844	581,037	53,448	377,137	205,259	243,140
		6,465,531	4,949,409	11,692,665	11,844,793	1,244,505	1,563,570	2,111,894	2,089,266

(1) Customer Advances:

Iron ore: refers to iron ore supply contracts signed by the Company with important international players.

On June 28, 2024, the indirect subsidiary CSN Mining International GmbH entered into an advance iron ore supply agreement in the amount of US$ 255 million, for the supply of 6.5 million tons expected to be provided over the next 4 years. In addition, on September 25, 2024, a second ore advance contract was signed in the amount of US$ 450 million, for the supply of an additional 9.7 million tons of iron ore. In addition, on September 27, 2024, a third iron ore supply advance contract was signed in the amount of US$ 300 million for the supply of 7.2 million tons. Contracts are subject to an initial performance date of the month of January 2025 and a deadline for completion by December 2028. On December 17, 2024, the subsidiary CSN Mining International GmbH signed two advance payment contracts that, together, total an amount of US$ 355 million. The contracts are expected to start in January 2025 and will extend until 2029. During this period, the company undertakes to supply iron ore according to the terms agreed in the contracts, guaranteeing the delivery of 8.1 Mt over the next five years from its signature.

On June 30, 2025, the indirect subsidiary CSN Mining International GmbH entered into an advance payment agreement totaling USD$ 241 million. The contract is expected to enter into effect in January 2026 and will extend up until 2029. During this period, the company shall seek to supply iron ore according to the terms agreed upon under contracts and will guarantee the delivery of 5.9 Mt over the next four years counted from the signature date.

Electricity contracts: Between 2022 and 2024, the subsidiaries CSN Mineração and CSN Cimentos signed advance agreements for the sale of electricity with national operators in the sector to be executed for up to 8 years.

(In thousands of R$, unless otherwise stated)

17.	INCOME TAX AND SOCIAL SECURITY CONTRIBUTIONS

17.a)	Income tax and social contribution recognized in profit or loss:

Income tax and social security contributions recognized in the income statement for the period are as follows:

				Consolidated
	Six months ended		Three months ended
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Income tax and social contribution income (expense)
Current	(290,946)	(897,716)	(87,175)	(654,492)
Deferred	649,190	618,916	214,289	313,762
	358,244	(278,800)	127,114	(340,730)

				Parent Company
	Six months ended		Three months ended
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Income tax and social contribution income (expense)
Current	-	-	-	-
Deferred	710,159	547,163	356,771	301,439
	710,159	547,163	356,771	301,439

The reconciliation of expenses related to income tax and social contributions and consolidated and parent company and the product of the current rate on profit before income tax (IRPJ) and social contribution (CSLL) are shown below:

				Consolidated
	Six months ended		Three months ended
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Profit/(Loss) before income tax and social contribution	(1,220,193)	(423,474)	(257,483)	118,118
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	414,866	143,981	87,544	(40,160)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	102,748	92,973	66,126	49,640
Difference Tax Rate in companies abroad	(148,721)	(493,018)	(46,371)	(345,526)
Indebtdness limit	(5,711)	4,882	(3,733)	1,759
Tax incentives	11,446	21,673	5,525	15,439
Interest on equity	21,643		21,643
Recognition/(reversal) of tax credits	(22,339)	(64,554)	(8,816)	(36,087)
Result of acquisition of ownership interest in Grupo Estrela (1)	(3,146)		(3,146)
Other permanent deductions (add-backs)	(12,542)	15,263	8,342	14,205
Income tax and social contribution in net income for the period	358,244	(278,800)	127,114	(340,730)
Effective tax rate	29%	-66%	49%	288%

(In thousands of R$, unless otherwise stated)

				Parent Company
	Six months ended		Three months ended
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Profit/(Loss) before income tax and social contribution	(1,495,305)	(1,665,643)	(522,771)	(830,218)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	508,404	566,319	177,742	282,274
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	252,272	(26,117)	221,883	11,248
Indebtdness limit	(5,711)	4,882	(3,732)	1,759
Interest on equity	(49,757)		(49,757)	-
Other permanent deductions (additions)	4,951	2,079	10,635	6,158
Income tax and social contribution in net income for the period	710,159	547,163	356,771	301,439
Effective tax rate	47%	33%	68%	36%

17.b)	Deferred income tax and social contribution:

Below the composition of deferred income tax and social contribution can be shown as follows :

		Consolidated		Parent Company
	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Deferred
Income tax losses	3,949,122	3,896,856	2,388,724	2,286,697
Social contribution tax losses	1,356,222	1,336,041	886,322	848,003
Temporary differences	821,315	1,571,100	1,124,049	1,615,633
Tax, social security, labor, civil and environmental provisions	343,841	559,621	170,978	173,463
Estimated losses on assets	247,412	267,768	146,779	164,297
Gains/(Losses) on financial assets	715,944	565,250	685,836	634,428
Actuarial Liabilities (Pension and Health Plan)	175,204	165,418	163,747	154,415
Provision for consumption and services	8,848	4,933	9,034	4,215
Cash Flow Hedge and Unrealized Exchange Variations	1,237,427	2,014,231	923,970	1,419,712
(Gain) on loss of control of Transnordestina	(224,096)	(224,096)	(224,096)	(224,096)
Fair Value SWT/CBL Acquisition	(149,490)	(149,489)
Business combination	(1,469,106)	(1,425,853)	(721,992)	(721,992)
Reflexo da aquisição de participação no Grupo Estrela (1)	2,529
Others	(67,198)	(206,683)	(30,207)	11,191
Total	6,126,659	6,803,997	4,399,095	4,750,333

Total Deferred Assets	6,731,080	7,345,326	4,399,095	4,750,333
Total Deferred Liabilities	(604,421)	(541,329)
Total Deferred	6,126,659	6,803,997	4,399,095	4,750,333

(1)Transactions related to the acquisition of ownership interest in the Estrela Comércio e Participações S.A. group which became effective on April 1, 2025. According to CPC 15 (R1) – Business combination, the Company has one year, as of this date, to form the respective business combination, which may impact the recorded fair value within this period based on an appraisal report.

The Company's corporate structure includes foreign subsidiaries, the income of which is taxed in the countries in which they are incorporated at rates lower than those applicable in Brazil. In the period between 2020 and 2025, these subsidiaries did not generate profits subject to additional taxation in Brazil by income tax and social contribution. The Company, based on the position of its legal advisors, assessed only as possible the probability of loss in case of possible tax challenge and, therefore, no provision was recognized in the Financial Statement.

Furthermore, Management evaluated the precepts of IFRIC 23 - "Uncertainty Over Income Tax Treatments" and recognized in 2021 the credit for the unconstitutionality of IRPJ and CSLL incidence on SELIC interest of mora values received due to tax undue repetition.

(In thousands of R$, unless otherwise stated)

17.c)	Changes in deferred income tax and social security contribution

The following shows the movement of deferred taxes:

	Consolidated	Parent Company
Balance at January 1, 2024	4,729,632	3,213,410
Recognized in profit and loss	1,305,927	942,394
Recognized in equity	769,162	594,529
Use of tax credit in installment program	(724)
Balance at December 31, 2024	6,803,997	4,750,333
Recognized in profit and loss	643,961	710,159
Recognized in equity	(1,323,828)	(1,061,397)
Result of acquisition of ownership interest in Grupo Estrela (1)	2,529
Balance at June 30, 2025	6,126,659	4,399,095

(2)Transactions related to the acquisition of ownership interest in the Estrela Comércio e Participações S.A. group which became effective on April 1, 2025. According to CPC 15 (R1) – Business combination, the Company has one year, as of this date, to form the respective business combination, which may impact the recorded fair value within this period based on an appraisal report.

17.d)	Income tax and social contribution recognized in shareholders' equity

Income tax and social contribution recognized directly in shareholders' equity are shown below:

		Consolidated		Parent Company
	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Income tax and social contribution
Actuarial gains on defined benefit pension plan	76,950	76,876	70,673	70,673
Exchange differences on translating foreign operations	(325,350)	(325,350)	(325,350)	(325,350)
Cash flow hedge	1,664,327	2,906,859	1,526,826	2,588,202
Gain on sale of shares	(1,158,102)	(1,158,102)	(1,158,102)	(1,158,102)
	257,825	1,500,283	114,047	1,175,423

18.	TAX, SOCIAL SECURITY, LABOR, CIVIL, ENVIRONMENTAL PROVISIONS AND JUDICIAL DEPOSITS

Actions and complaints of various kinds are being discussed in the competent spheres. The details of the provisioned values and respective judicial deposits related to these actions are presented below:

				Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	06/30/2025	12/31/2024	06/30/2025	12/31/2024	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Tax	109,099	130,755	181,741	176,086	24,714	50,990	71,626	70,944
Social security	1,500	1,546			1,500	1,546
Labor	460,039	387,612	347,204	294,233	149,469	144,407	123,669	114,994
Civil	252,342	815,180	36,953	134,609	137,726	130,308	15,086	15,991
Environmental	35,922	42,609	3,723	3,723	10,521	10,446	283	283
Deposit of a guarantee			24,050	24,299
	858,902	1,377,702	593,671	632,950	323,930	337,697	210,664	202,212

Classified:
Current	115,105	132,112			70,698	61,008
Non-current	743,797	1,245,590	593,671	632,950	253,232	276,689	210,664	202,212
	858,902	1,377,702	593,671	632,950	323,930	337,697	210,664	202,212

(In thousands of R$, unless otherwise stated)

Activity related to tax, social security, labor, civil and environmental provisions during the period ended June 30, 2025 can be demonstrated as follows:

						Consolidated
						Current + Non-current
Nature	12/31/2024	Additions	Accrued charges	Result of acquisition of ownership interest in Grupo Estrela (1)	Net utilization of reversal	06/30/2025
Tax	130,755	18,415	3,057	12,691	(55,819)	109,099
Social security	1,546		30		(76)	1,500
Labor	387,612	32,917	72,074	12,094	(44,658)	460,039
Civil	815,180	10,288	17,426	44	(590,596)	252,342
Environmental	42,609	764	1,048		(8,499)	35,922
	1,377,702	62,384	93,635	24,829	(699,648)	858,902

					Parent Company
					Current + Non-current
Nature	12/31/2024	Additions	Accrued charges	Net utilization of reversal	06/30/2025
Tax	50,990	13,144	238	(39,658)	24,714
Social security	1,546		30	(76)	1,500
Labor	144,407	14,516	9,496	(18,950)	149,469
Civil	130,308	428	11,148	(4,158)	137,726
Environmental	10,446	581	10	(516)	10,521
	337,697	28,669	20,922	(63,358)	323,930

(1 Transaction related to the acquisition of ownership interest in the Estrela Comércio e Participações S.A. group, which entered into effect on April 1, 2025. According to CPC 15 (R1) – Business combination, the Company has one year, as of this date, to form the respective business combination, which may impact the recorded fair value within this period based on an appraisal report.

Provisions for taxes, social security, labor, civil and environmental matters have been estimated by management and substantially substantiated by legal counsel, and only those causes that are considered probable of loss are recorded. These provisions also include tax liabilities arising from actions taken at the Company's initiative, plus SELIC (Special System for Settlement and Custody) interest.

Possible Administrative and Judicial Proceedings

The Company does not make provisions for legal proceedings whose expectation of the Management, based on the opinion of legal advisors, is of possible loss. The following table presents a summary balance for main matters classified as a potential risk by comparing the balance for June 30, 2025 with that of December 31, 2024.

		Consolidated
	06/30/2025	12/31/2024
Notice of Violation and Imposition of Fine (AIIM) / Tax Foreclosure - RFB - IRPJ/CSLL - Capital Gain for alleged sale of equity interest in subsidiary NAMISA (1)	10,578,207	10,246,424
Notice of Violation and Imposition of Fine (AIIM) / Tax Foreclosure - RFB - IRPJ/CSLL - Disallowance of goodwill deductions generated in the reverse incorporation of Big Jump by Namisa (1)	4,673,837	4,346,118
Notice of Violation and Imposition of Fine (AIIM) / Tax Enforcement - RFB - IRPJ/CSLL - Disallowance of prepayment interest arising from iron ore supply and port services contracts	2,210,181	2,284,914

Notice of Violation and Imposition of Fine (AIIM) / Writ of Mandamus - RFB - IRPJ/CSLL - Profits earned abroad in 2008, 2010, 2011, 2012, 2014, 2015, 2016, 2017 and 2018	6,460,289	6,239,017

Unapproved compensation - RFB - IRPJ/CSLL, PIS/COFINS and IPI	2,234,856	2,169,108

(In thousands of R$, unless otherwise stated)

Offsets not approved - RFB - Exclusion of credits under ruling 69/STF (inclusion of ICMS in PIS/CONFINS calculation base) (1)	715,017

ICMS - SEFAZ/RJ - Assessment Notice - questions about sales for incentive area	1,481,232	1,460,763

Notice of Violation and Imposition of Fine (AIIM) - RFB - Disallowance of PIS/COFINS Credits for inputs and freight	1,866,258	1,499,578

CFEM – difference of understanding between CSN and ANM on the calculation basis	1,636,923	1,570,733

Notice of Infraction and Imposition of Fine (AIIM) - RFB - Collection IRRF - Business Combinations CMIN 2015	212,106	205,621

ICMS - SEFAZ/RJ - ICMS Credits for acquisition of Electric Energy Industrialization	41,665	39,939

Notice of Violation and Imposition of Fine (AIIM) - IRPJ/CSLL - Disallowance of deductions of goodwill generated in the acquisition of Cimentos Mauá	442,849	422,499

ICMS - SEFAZ/RJ - Disallowance of the ICMS credits - Transfer of iron ore	807,081	779,093

ICMS - SEFAZ/RJ - Disallowance of credits on purchases of intermediate products	513,220	488,238

Disallowance of tax loss and negative calculation base resulting from adjustments in SAPLI - RFB	831,787	798,226

Notice of Infraction and Imposition of a Fine (AIIM) - RFB - IRPJ/CSLL - Transfer Pricing (2)	284,224	389,919

ICMS - SEFAZ/RJ - Transfer of imported raw material for a value lower than the TECAR import document	439,211	422,807

Assessment Notice- IRRF- Capital Gain of CFM vendors located abroad (3)	159,667	338,273

Other tax lawsuits (federal, state, and municipal)	7,176,863	6,977,524

Social security lawsuits	746,466	647,801
Action to discuss the balance of the construction contract – Tebas	650,979	621,724

Action related to power supply payment’s charge - Light	535,120	492,535
Action that discusses Negotiation of energy sales - COPEN - CEEE-G	243,423	229,983

Proceedings challenging ruling imposed by CADE on company acquired by CSN Group due to alleged participation in Cement Cartel (4)	493,347

Other civil lawsuits	1,737,420	1,620,259
Labor and social security lawsuits	2,715,209	2,580,452

Tax Execution Traffic Ticket Volta Grande IV	164,474	152,322
ACP Landfill Márcia I	306,389	306,389

Notice of IEF Commitment Agreement (5)	337,951	337,951

Other environmental lawsuits	835,759	786,360

(In thousands of R$, unless otherwise stated)

Result of acquisition of ownership interest in Grupo Estrela (6)	50,745

	51,582,755	48,454,570

(1) In March 2025, CSN was informed of orders that partially ratified offsetting through credits arising from a final and unappealable lawsuit ruling recognized the unconstitutionality the inclusion of ICMS amounts under the calculation base for PIS and Cofins contributions. According to the federal supervisory body, approximately 20% of the credit authorized by the company would lack liquidity and certainty, and, therefore, could not compose the amount to be offset. Given these orders, CSN presented a manifestation of non-conformity to demonstrate the inappropriateness of the premises adopted by the supervisory body and liquidity and legal certainty underpinning complete authorized credits.

(3) Reduction of 113MM due to the partial cancellation of the debt through an administrative decision that was not subject to appeal. Awaiting ruling and adjustments to debt statement to cancel contingency.

(4) Reduction of 184MM due to the cancellation of fines and interest on fines provided for in L. 14.689/2023. Change of contingency supported by legal opinion.

(In thousands of R$, unless otherwise stated)

(5) Reclassification of the likelihood of risk from probable to possible, according to the current jurisprudential understanding on the subject according to assessment from the Company's legal advisors .

(6) Transactions related to the acquisition of ownership interest in the Estrela Comércio e Participações S.A. group which became effective on April 1, 2025. According to CPC 15 (R1) – Business combination, the Company has one year, as of this date, to form the respective business combination, which may impact the recorded fair value within this period based on an appraisal report. The acquisition of this company generated a possible increase in contingency on June 30, 2025.

In the 1st quarter of 2021, the Company was notified of the initiation of an arbitration proceeding based on an alleged breach of iron ore supply contracts. The counterparty's request at that time was around US$ 1 billion, which the Company, in addition to understanding that the allegations presented are unfounded due to the complete absence of damages, is also unaware of the bases for estimating said amount. The Company informs that it has prepared, together with its legal advisors, the response to the arbitration request and is currently developing its defense. It also clarifies that the discussions involve ongoing arbitration disputes initiated by both parties. It is also estimated that the arbitrations will be completed in 2 years. The relevance of the process for the Company is related to the value attributed to the cause and the possible financial impact.

The Company has offered judicial guarantees (Surety Bond/Letter of Guarantee) in the total updated amount as of June 30, 2025 of BRL 10,780,897 (BRL 10,620,316 as of December 31, 2024), as determined under current procedural legislation.

The evaluations carried out by legal advisors define these administrative and judicial proceedings as a possible risk of loss, and are not provisioned in accordance with Management's judgment and accounting practices adopted in Brazil.

19.	PROVISIONS FOR ENVIRONMENTAL LIABILITIES AND DECOMMISSIONING

The balance of provisions for environmental liabilities and asset decommissioning can be shown as follows:

		Consolidated		Parent Company
	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Environmental liabilities	149,122	155,471	138,041	142,989
Asset retirement obligations	1,039,198	977,892
	1,188,320	1,133,363	138,041	142,989

(In thousands of R$, unless otherwise stated)

20.	BALANCE AND TRANSACTIONS BETWEEN RELATED PARTIES

20.a)Transactions	with subsidiaries, jointly controlled companies, affiliates, exclusive funds and other related parties

•	Consolidated

		Consolidated
		06/30/2025				12/31/2024
		Associates	Joint-ventures and Joint Operation	Other related parties	Total	Associates	Joint-ventures and Joint Operation	Other related parties	Total
Assets
Current Assets
Cash and cash equivalents				1,844,646	1,844,646			912,532	912,532
Financial investments	4			798,198	798,198			860,592	860,592
Trade receivables	5	104,168	16,819	106	121,093	88,750	3,230	191	92,171
Dividends receivable	8		128,232	84,310	212,542		127,386	74,050	201,436
Borrowings	8		5,308		5,308		5,315		5,315
Other receivables	8		2	1,829	1,831		2	1,829	1,831
		104,168	150,361	2,729,089	2,983,618	88,750	135,933	1,849,194	2,073,877
Non-current Assets
Financial investments	4							142,423	142,423
Borrowings	8	5,523	2,034,028		2,039,551	3,789	1,899,239		1,903,028
Actuarial liabilities	8			50,552	50,552			47,708	47,708
Other receivables	8		1,792,579		1,792,579		1,792,579		1,792,579
		5,523	3,826,607	50,552	3,882,682	3,789	3,691,818	190,131	3,885,738
		109,691	3,976,968	2,779,641	6,866,300	92,539	3,827,751	2,039,325	5,959,615
Liabilities
Current Liabilities
Trade payables		15,715	240,980	960	257,655	13,676	217,289	184,892	415,857
Accounts payable	16		21,862	215,538	237,400	23,245	22,571	140,991	186,807
Dividends payable				990,000	990,000
Provision for consumption	16		14,906		14,906
		15,715	277,748	1,206,498	1,499,961	36,921	239,860	325,883	602,664
Non-current Liabilities
Accounts payable							20,850		20,850
							20,850		20,850
		15,715	277,748	1,206,498	1,499,961	36,921	260,710	325,883	623,514

		Consolidated
		06/30/2025				06/30/2024
		Associates	Joint-ventures and Joint Operation	Other related parties	Total	Associates	Joint-ventures and Joint Operation	Other related parties	Total
P & L
Sales		1,141,247	24,278	135	1,165,660	1,072,828	10,370	7	1,083,205
Cost and expenses		(80,165)	(1,082,885)	(80,673)	(1,243,723)	(87,815)	(1,016,143)	(131,617)	(1,235,575)
Financial income (expenses)
Interest	26	833	100,017	25,326	126,176		75,506	22,249	97,755
Exchange rate variations and monetary, net				(60,980)	(60,980)			87,502	87,502
Financial investments	26			(191,986)	(191,986)			(243,494)	(243,494)
Dividends received								42,347	42,347
Other income and expenses		7	53	(3,917)	(3,857)		(2,604)	1,640	(964)
		1,061,922	(958,537)	(312,095)	(208,710)	985,013	(932,871)	(221,366)	(169,224)

(In thousands of R$, unless otherwise stated)

•	Parent Company

		Parent Company
		06/30/2025				12/31/2024
	Ref.	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Assets
Current Assets
Cash and cash equivalents				308,759	308,759			311,607	311,607
Financial investments	4			798,197	798,197			860,591	860,591
Trade receivables	5	940,087		106	940,193	734,972	62	106	735,140
Dividends receivable	8	330,145	65,958		396,103	436,154	65,113		501,267
Borrowings	8		5,308		5,308		5,315		5,315
Other receivables	8	451,095	2	1,829	452,926	245,235	2	1,828	247,065
		1,721,327	71,268	1,108,891	2,901,486	1,416,361	70,492	1,174,132	2,660,985
Non-current Assets
Financial investments	4							142,423	142,423
Borrowings	8	1,301,757	1,935,158		3,236,915	696,886	1,802,226		2,499,112
Actuarial asset	8			39,375	39,375			37,059	37,059
Other receivables	8	3,515	1,792,579		1,796,094	1,461	1,792,579		1,794,040
		1,305,272	3,727,737	39,375	5,072,384	698,347	3,594,805	179,482	4,472,634
		3,026,599	3,799,005	1,148,266	7,973,870	2,114,708	3,665,297	1,353,614	7,133,619
Liabilities
Current Liabilities
Intercompany Loans	12	202,298			202,298	821,983			821,983
Trade payables	15	760,724	103,568	457	864,749	519,749	116,466	184,078	820,293
Accounts payable	16	117,696		167,797	285,493	138,804		86,248	225,052
Provision for consumption		443,618	14,907		458,525	490,850			490,850
		1,524,336	118,475	168,254	1,811,065	1,971,386	116,466	270,326	2,358,178
Non-current Liabilities
Intercompany Loans	12	10,316,587			10,316,587	11,310,104			11,310,104
Accounts payable	16	353,912			353,912	402,406			402,406
		10,670,499			10,670,499	11,712,510			11,712,510
		12,194,835	118,475	168,254	12,481,564	13,683,896	116,466	270,326	14,070,688

		Parent Company
		06/30/2025				06/30/2024
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Net revenue and cost
Sales		2,066,748	29		2,066,777	2,651,628	918	-	2,652,546
Cost and expenses		(2,125,647)	(260,235)	(50,925)	(2,436,807)	(1,788,703)	(277,848)	(104,776)	(2,171,327)
Financial income (expenses)
Interest	26	(20,367)	98,271	7,960	85,864	(62,649)	74,070	5,957	17,378
Exclusive funds	26			5,366	5,366			4,004	4,004
Financial investments	26			(191,986)	(191,986)			(243,494)	(243,494)
Dividends receivable								42,347	42,347
Exchange rate variations and monetary, net		1,351,602		(16,910)	1,334,692	(1,577,457)		16,505	(1,560,952)
Other operating income and expenses		112,874	53	(4,445)	108,482		(2,604)	1,398	(1,206)
		1,385,210	(161,882)	(250,940)	972,388	(777,181)	(205,464)	(278,059)	(1,260,704)

Consolidated and Controlling Information:

Cash and cash equivalents: Refers to checking account balances and investments held with Banco Fibra subject to immediate liquidity.

Financial Investments: Refers to investments in Usiminas shares, CDBs and bonds held with Banco Fibra, as well as government bonds.

Receivables: Mainly refers to sales operations of steel products of the Parent Company to related parties.

(In thousands of R$, unless otherwise stated)

Dividends receivable: In the Parent Company, the balance is mainly composed of dividends and interest on equity of

CSN Mineração in the amount of BRL 178,348. Dividends receivable under the Company’s Consolidated statements refers to dividends in the amount of BRL 126,044 originating from MRS Logística S.A. BRL 84,310 corresponding to CEEE-G's affiliates.

Loans (Assets):

Long-term: Long term loans under the Consolidated statements mainly refer to loan agreements with Transnordestina Logística totaling BRL 2,032,386 with an average rate between 125.0% and 130.0% on the CDI as of June 30, 2025.

Other (Assets): Other assets recorded under Consolidated statements include an advance for a future increase in capital with Transnordestina Logística S.A. totaling BRL 1,792,579 as of June 30, 2025 and December 31, 2024.

Loans (Liabilities)

Foreign currency: In the Parent Company, these liabilities constitute intercompany contracts in the amount of BRL 10,518,885 as of June 30, 2025 and BRL 12,132,087 as of December 31, 2024.

Dividends (Liabilities): Under the Consolidated statements, these dividends refer to balance of the majority of balance of dividends receivable from CSN MINERAÇÃO with the related party financial institution (Banco Fibra) in the amount of BRL 990,000 and transaction discount of BRL 6,761. This transaction was paid in full on July 15, 2025.

20.b)	Key Management Personnel

Key Management personnel holding the necessary authority and responsibility for planning, directing and controlling the Company's activities include the members of the Board of Directors and the Statutory Officers. Information on offsetting and balances as of June 30, 2025 and 2024 are shown below.

	06/30/2025	06/30/2024
	P&L
Short-term benefits for employees and officers	55,717	42,417
Post-employment benefits	438	181
	56,155	42,598

20.c)	Guarantees

The Company has responsibility for fiduciary guarantees with its subsidiaries and jointly controlled companies, as presented below :

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			06/30/2025	12/31/2024	06/30/2025	12/31/2024	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	4,223,822	3,966,722	10,869	10,717	4,972	4,828	4,239,663	3,982,267
Subsidiaries	R$	Up to 01/10/2028 and Indefinite	1,551,256	2,079,693			600	1,920	1,551,856	2,081,613
Total in R$			5,775,078	6,046,415	10,869	10,717	5,572	6,748	5,791,519	6,063,880

CSN Inova Ventures	US$	01/28/2028	1,300,000	1,300,000					1,300,000	1,300,000
CSN Resources	US$	Up to 04/08/2032	2,233,000	2,230,000					2,233,000	2,230,000
Total in US$			3,533,000	3,530,000					3,533,000	3,530,000
Lusosider Aços Planos	EUR	Indefinite						75,000		75,000
Total in EUR								75,000		75,000
Total in R$			19,279,934	21,858,819				482,723	19,279,934	22,341,542
			25,055,012	27,905,234	10,869	10,717	5,572	489,471	25,071,453	28,405,422

(In thousands of R$, unless otherwise stated)

21.	SHAREHOLDERS' EQUITY

21.a)	Paid-up share capital

The fully subscribed and paid-up capital as of June 30, 2025 and December 31, 2024 is BRL 10,240,000 divided into 1,326,093,947 common stock and book-entry shares, each without par value. Each share of common stock entitles the respective holder to one vote in the resolutions made at Annual General Meeting.

21.b)	Authorized capital

The Company's bylaws in force as of June 30, 2025 define that the share capital may be increased to up to 2,400,000,000 shares, by decision of the Board of Directors, regardless of statutory reform.

21.c)	Legal reserve

5% of the net income calculated in each fiscal year will be applied, before any other destination, pursuant to art. 193 of Federal Law no. 6.404/76, which shall not exceed 20% of the share capital.

21.d)	Ownership structure

As of June 30, 2025 and December 31, 2024, the Company’s shareholding structure was as follows:

			06/30/2025			12/31/2024
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	552,412,693	41.66%	41.66%	552,412,693	41.66%	41.66%
Rio Iaco Participações S.A. (*)	45,706,242	3.45%	3.45%	45,706,242	3.45%	3.45%
CFL Ana Participações S.A.	132,523,250	9.99%	9.99%	132,523,251	9.99%	9.99%
NYSE (ADRs)	304,871,296	22.99%	22.99%	283,799,438	21.40%	21.40%
Other shareholders	290,580,466	21.91%	21.91%	311,652,323	23.50%	23.50%
Outstanding shares	1,326,093,947	100.00%	100.00%	1,326,093,947	100.00%	100.00%

(*) Controlling group companies .

On June 20, 2024, CFL, in compliance with the provisions of article 12, §6 of CVM Resolution 44/2021, informed the Company about the disposal by CFL Ana of common shares issued by CSN. CSN, in turn, informed the market about the sale of a relevant equity interest on that same date, informing that CFL Ana's interest became 132,523,251 common shares, representing 9.99% of its share capital, according to correspondence received.

On December 2, 2024, Vicunha Aços, in compliance with the provisions of article 12, §6 of CVM Resolution 44/2021, informed the Company about the acquisition of common shares issued by CSN. CSN, in turn, informed the market about the acquisition of a relevant equity interest the following day, informing that Vicunha Aços' interest now represents 41.66% of the share capital, according to correspondence received.

(In thousands of R$, unless otherwise stated)

21.e)	Income per share

Earnings per share are shown below:

				Parent Company
	Six months ended		Three months ended
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
	Common Shares		Common Shares
Loss for the period	(785,146)	(1,118,480)	(166,000)	(528,779)
Weighted average number of shares	1,326,093,947	1,326,093,947	1,326,093,947	1,326,093,947
Basic and diluted loss per share	(0.59207)	(0.84344)	(0.12518)	(0.39875)

22.	SHAREHOLDER COMPENSATION

On May 9, 2024 and November 14, 2024, the Board of Directors approved the proposal to pay interim dividends to the Profit Reserve Account in the amount of BRL 950,000 and BRL 730,000, corresponding to BRL 0.716389666168954 and BRL 0.550488901371933 per share, respectively. Dividends were paid, without monetary restatement, from May 29, 2024 and November 28, 2024.

As of December 31, 2024, the Company recorded a loss for the year of (BRL 2,591,851), compensated through the consumption of statutory reserve values.

23.	OTHER OPERATING INCOME AND (EXPENSES)

Net sales revenue has the following composition:

				Consolidated
	Six months ended		Three months ended
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Gross revenue
In Brazil	14,510,919	13,626,420	7,383,476	7,136,931
Abroad	10,498,201	10,234,442	5,030,187	5,434,299
	25,009,120	23,860,862	12,413,663	12,571,230
Deductions
Sales returns, discounts and rebates	(349,279)	(413,257)	(177,525)	(182,312)
Taxes on sales	(3,058,926)	(2,852,873)	(1,542,852)	(1,507,178)
	(3,408,205)	(3,266,130)	(1,720,377)	(1,689,490)
Net revenue	21,600,915	20,594,732	10,693,286	10,881,740

(In thousands of R$, unless otherwise stated)

				Parent Company
	Six months ended		Three months ended
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Gross revenue
In Brazil	10,335,534	9,856,213	5,081,497	5,122,076
Abroad	466,204	1,097,071	140,575	586,596
	10,801,738	10,953,284	5,222,072	5,708,672
Deductions
Sales returns, discounts and rebates	(193,643)	(261,958)	(101,067)	(95,041)
Taxes on sales	(1,942,094)	(1,819,807)	(945,328)	(949,896)
	(2,135,737)	(2,081,765)	(1,046,395)	(1,044,937)
Net revenue	8,666,001	8,871,519	4,175,677	4,663,735

24.	EXPENSES BY NATURE

				Consolidated
	Six months ended		Three months ended
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Raw materials and inputs	(6,160,200)	(6,580,633)	(3,052,758)	(3,184,757)
Outsourcing material	(1,709,318)	(1,447,564)	(822,375)	(681,602)
Labor cost	(2,713,559)	(2,447,676)	(1,407,116)	(1,298,885)
Supplies	(1,531,260)	(1,481,721)	(683,409)	(874,171)
Maintenance cost (services and materials)	(644,173)	(454,779)	(281,937)	(261,973)
Outsourcing services	(1,442,191)	(938,768)	(734,142)	(477,301)
Freight	(2,386,861)	(2,714,942)	(1,277,943)	(1,484,278)
Depreciation, amortization and depletion	(1,997,340)	(1,789,150)	(1,025,332)	(914,086)
Others	(531,835)	(552,269)	(178,709)	(303,064)
	(19,116,737)	(18,407,502)	(9,463,721)	(9,480,117)
Classified as:
Cost of sales	(16,342,573)	(15,414,669)	(7,967,187)	(7,892,701)
Selling expenses	(2,293,241)	(2,561,916)	(1,233,009)	(1,363,352)
General and administrative expenses	(480,923)	(430,917)	(263,525)	(224,064)
	(19,116,737)	(18,407,502)	(9,463,721)	(9,480,117)

(In thousands of R$, unless otherwise stated)

				Parent Company
	Six months ended		Three months ended
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Raw materials and inputs	(4,562,061)	(5,078,538)	(2,345,144)	(2,547,377)
Labor cost	(1,016,485)	(939,626)	(529,134)	(496,544)
Supplies	(1,090,672)	(1,231,398)	(407,241)	(696,782)
Maintenance cost (services and materials)	(187,366)	(122,581)	(57,992)	(60,588)
Outsourcing services	(643,393)	(638,079)	(255,683)	(368,845)
Freight	(391,274)	(437,039)	(195,056)	(228,681)
Depreciation, amortization and depletion	(685,089)	(641,862)	(347,906)	(325,630)
Others	(83,224)	(70,752)	(23,914)	(44,216)
	(8,659,564)	(9,159,875)	(4,162,070)	(4,768,663)
Classified as:
Cost of sales	(8,048,779)	(8,555,029)	(3,844,781)	(4,454,735)
Selling expenses	(414,881)	(413,670)	(209,599)	(210,782)
General and administrative expenses	(195,904)	(191,176)	(107,690)	(103,146)
	(8,659,564)	(9,159,875)	(4,162,070)	(4,768,663)

Depreciation, amortization and depletion for the period were distributed as follows.

				Consolidated
	Six months ended		Three months ended
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Production costs	(1,946,643)	(1,749,560)	(999,341)	(891,488)
Selling expenses	(29,118)	(25,402)	(15,133)	(13,535)
General and administrative expenses	(21,579)	(14,188)	(10,858)	(9,063)
	(1,997,340)	(1,789,150)	(1,025,332)	(914,086)
Other operational (1)	(48,444)	(43,610)	(21,266)	(22,772)
	(2,045,784)	(1,832,760)	(1,046,598)	(936,858)

				Parent Company
	Six months ended		Three months ended
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Production costs	(661,834)	(626,703)	(336,249)	(317,904)
Selling expenses	(9,702)	(5,755)	(4,865)	(2,985)
General and administrative expenses	(13,553)	(9,404)	(6,792)	(4,741)
	(685,089)	(641,862)	(347,906)	(325,630)
Other operational (1)	(34,864)	(5,461)	(17,624)	(3,209)
	(719,953)	(647,323)	(365,530)	(328,839)

(1) They refer substantially to the depreciation of investment properties and scheduled shutdown for the renovation of Blast Furnace 2.

(In thousands of R$, unless otherwise stated)

25.	FINANCIAL INCOME (EXPENSES)

					Consolidated
	Ref.	Six months ended		Three months ended
		06/30/2025	06/30/2024	06/30/2025	06/30/2024
Other operating income
Receivables by indemnity		17,209	68,604	15,552	29,779
Rentals and leases		16,012	8,617	4,935	1,609
Contractual fines		(24,974)	12,708	(26,299)	2,891
Reversals/(Estimated write-offs or losses) in property, plant and equipment, intangible assets and investment properties, net of reversals					265
Realized cash flow hedge	13		456,912		438,659
Tax recuperation		62,982	9,533	36,855	9,533
Net reversals/(expenses) on legal proceedings			3,660		41,480
Reversals/(Expenses) on receivables					473
Other revenues		72,580	44,246	45,751	21,682
		143,809	604,280	76,794	546,371
Other operating expenses
Taxes and fees		(68,779)	(64,298)	(30,459)	(27,185)
Expenses with environmental liabilities, net		(12,778)	(24,588)	(2,567)	(11,185)
Net reversals/(expenses) on legal proceedings (1)		346,636		500,582
Contractual fines			(104,239)		(88,244)
Depreciation of investment properties, idle equipment and amortization of intangible assets	24	(48,444)	(43,610)	(21,266)	(22,772)
Reversals/(Estimated write-offs or losses) in property, plant and equipment, intangible assets and investment properties, net of reversals	9.d, 10 and 11	(20,429)	(9,605)	(33,315)
(Losses)/Estimated reversals in inventories		(60,994)	(100,206)	(68,455)	(53,594)
Idleness in stocks and paralyzed equipment		(78,054)	(145,364)	(30,782)	(92,612)
Studies and project engineering expenses		(35,636)	(25,619)	(18,000)	(16,219)
Healthcare plan expenses		(54,525)	(52,300)	(27,947)	(26,480)
Realized cash flow hedge		(177,879)		(24,997)
Pension plan expense		(28,994)	(22,875)	(14,497)	(11,437)
Reversals/(Expenses) on receivables		(3,086)	(37,254)	(20)
Other expenses		(99,859)	(156,707)	(58,673)	(83,036)
		(342,821)	(786,665)	169,604	(432,764)
Other operating income (expenses), net		(199,012)	(182,385)	246,398	113,607

					Parent Company
	Ref.	Six months ended		Three months ended
		06/30/2025	06/30/2024	06/30/2025	06/30/2024
Other operating income
Receivables by indemnity		16,031	55,622	15,551	17,164
Rentals and leases		11,365	8,753	2,662	3,732
Contractual fines		1,564	11,608	(8,043)	1,832
Realized cash flow hedge (3)	13		13,271
Tax recuperation		56,835		42,110
Reversals/(Estimated write-offs or losses) in property, plant and equipment, intangible assets and investment properties, net of reversals	9.d, 10 and 11		1,474		3,690
Reversals of net environmental liabilities			1,130		150
Write-off of judicial lawsuits					12,076
Reversals on receivables					473
Other revenues		56,515	16,648	35,180	2,914
		142,310	108,506	87,460	42,031

(In thousands of R$, unless otherwise stated)

Other operating expenses
Taxes and fees		(20,871)	(29,954)	(8,344)	(14,605)
Expenses with environmental liabilities, net		1,462		653
Net legal expenses		(32,802)	(2,815)	(17,727)
Contractual fines			(58,175)		(41,839)
Depreciation of investment properties, idle equipment and amortization of intangible assets	24	(34,864)	(5,461)	(17,624)	(3,209)
Estimated write-offs or losses in property, plant and equipment, intangible assets and investment properties, net of reversals	9.d, 10 and 11	12,498		(1,679)
(Losses)/Estimated reversals in inventories (1)		(51,442)	(56,297)	(55,659)	(32,065)
Idleness in stocks and paralyzed equipment (2)		(71,542)	(134,120)	(27,445)	(86,869)
Studies and project engineering expenses		(14,845)	(6,177)	(5,683)	(3,795)
Healthcare plan expenses		(48,690)	(51,026)	(24,727)	(25,681)
Realized cash flow hedge (3)	13	(215,030)		(29,174)
Pension plan expense		(27,448)	(21,375)	(13,724)	(10,687)
Expenses on securities receivable		50	(37,165)	(12)
Other expenses		(50,676)	(47,612)	(28,003)	(16,586)
		(554,200)	(450,177)	(229,148)	(235,336)
Other operating income (expenses), net		(411,890)	(341,671)	(141,688)	(193,305)

(1) Consolidated statements include the reversal of a provision in the amount of BRL493,347 thousand, related to legal proceedings for which the respective risk classification was changed from probable to possible, according to a reassessment carried out by the Company's legal advisors given current jurisprudence on the subject. (see note 18)

(In thousands of R$, unless otherwise stated)

26.	NET FINANCIAL INCOME

					Consolidated
	Ref.	Six months ended		Three months ended
		06/30/2025	06/30/2024	06/30/2025	06/30/2024
Financial income
Related parties	20.a	128,164	143,271	74,823	90,438
Income from financial investments		580,987	441,320	164,127	230,262
Updated shares – Fair value through profit or loss	13.d	50,772
Dividends receivable		2,395	2,451	22	2,451
Interest and fines		36,188	27,947	23,706	14,353
Other income		27,469	103,977	8,240	4,933
		825,975	718,966	270,918	342,437
Financial expenses
Borrowings and financing - foreign currency	12	(1,178,184)	(1,093,451)	(579,148)	(613,352)
Borrowings and financing - local currency	12	(1,022,356)	(947,488)	(520,612)	(465,411)
Capitalized interest	10	176,491	89,522	97,547	51,842
Interest of advances from customers		(530,201)	(218,976)	(180,282)	(98,428)
Updated shares – Fair value through profit or loss		(242,758)	(243,494)	(242,758)	(301,324)
Related parties	20.a	(1,988)	(3,169)	(1,621)	(1,698)
Lease liabilities	14	(51,485)	(45,417)	(26,306)	(23,065)
Interest and fines		(63,491)	(40,293)	(39,210)	(29,836)
Interest on forfaiting operations		(95,912)	(213,238)	(51,572)	(97,874)
(-) Adjusted present value of trade payables		(242,925)	(176,384)	(119,202)	(84,601)
Commission, bank fees, guarantee and bank fees		(94,545)	(96,070)	(40,061)	(48,605)
PIS/COFINS over financial income		(39,152)	(74,443)	(17,745)	(37,255)
Other financial expenses		(87,175)	(102,001)	(52,303)	(54,497)
		(3,473,681)	(3,164,902)	(1,773,273)	(1,804,104)
Others financial items, net
Foreign exchange and monetary variation, net		(1,131,075)	(2,402)	(459,513)	23,263
Gains and (losses) on exchange derivatives (*)		28,195	(171,580)	61,629	(56,987)
		(1,102,880)	(173,982)	(397,884)	(33,724)
		(4,576,561)	(3,338,884)	(2,171,157)	(1,837,828)

Financial income (expenses), net		(3,750,586)	(2,619,918)	(1,900,239)	(1,495,391)

(*) Statement of gains and (losses) on derivative transactions (note 13.c)
Exchange rate swap Real x Dollar		(171,663)	72,750	(55,742)	60,126
Exchange rate swap Dollar x Euro			1,570		(7,712)
Interest rate swap CDI x IPCA		156,888	(322,609)	135,438	(188,424)
Exchange rate swap CDI x Dollar		42,970	76,709	(18,067)	79,023
		28,195	(171,580)	61,629	(56,987)

					Parent Company
	Ref.	Six months ended		Three months ended
		06/30/2025	06/30/2024	06/30/2025	06/30/2024
Financial income
Related parties	20.a	177,405	159,442	100,308	101,476
Income from financial investments		155,841	57,547	61,036	23,558
Updated shares – Fair value through profit or loss		50,772
Dividends receivable		2,360	2,334	22	2,334
Interest and fines		22,105	17,746	15,028	9,297
Other income		21,964	97,918	5,701	2,651
		430,447	334,987	182,095	139,316

(In thousands of R$, unless otherwise stated)

Financial expenses
Borrowings and financing - foreign currency	12	(268,482)	(218,657)	(150,132)	(149,197)
Borrowings and financing - local currency	12	(780,063)	(597,126)	(361,208)	(288,465)
Capitalized interest		95,537	30,124	53,105	15,020
Updated shares – Fair value through profit or loss	13.d	(242,758)	(243,494)	(242,758)	(301,324)
Related parties	20.a	(86,175)	(95,713)	(45,197)	(50,589)
Lease liabilities		(1,743)	(206)	(860)	(106)
Interest and fines		(36,522)	(9,711)	(19,521)	(7,228)
Interest on forfaiting operations		(94,860)	(212,058)	(50,520)	(97,874)
(-) Adjusted present value of trade payables		(157,097)	(115,691)	(74,699)	(54,761)
Commission, bank fees, guarantee and bank fees		(41,723)	(48,297)	(23,871)	(23,256)
PIS/COFINS over financial income		(17,622)	(25,795)	(8,324)	(9,714)
Other financial expenses		18,067	(26,792)	(37,562)	(20,953)
		(1,613,441)	(1,563,416)	(961,547)	(988,447)
Others financial items, net
Foreign exchange and monetary variation, net		(760,679)	249,887	(311,678)	248,546
Gains and (losses) on exchange derivatives (*)		111,846	19,740	43,842	35,519
		(648,833)	269,627	(267,836)	284,065
Financial income (expenses), net		(1,831,827)	(958,802)	(1,047,288)	(565,066)

(*) Statement of gains and (losses) on derivative transactions (note 13.c)
Interest rate swap CDI x IPCA		52,290	(56,969)	(8,746)	(43,504)
Exchange rate swap CDI x Dollar		59,556	76,709	52,588	79,023
		111,846	19,740	43,842	35,519

27.	SEGMENT INFORMATION

According to the Group's structure, the businesses are distributed and managed in five operating segments as follows:

•	Steel operations

The Steel sector consolidates all operations related to the production, distribution and marketing of flat steel, long steel, metal packaging and galvanized steel, with operations in Brazil, United States, Portugal and Germany. The steel sector supplies the civil construction and steel packaging markets for the country's chemical and food industries, as well as the household appliance, automotive and OEM (engines and compressors) sectors. The Company's steel units produce hot-rolled, cold-rolled, galvanized, and pre-painted steel with great durability. It also produces tinplate, a raw material used in the production of packaging.

Operations in Brazil also involve the production and commercialization of long steel products, which consolidates the company's provision of complete civil construction solutions and complements its portfolio of high value-added products within the steel value chain.

Abroad, Lusosider, in Portugal, produces cold rolled and galvanized steels. CSN LLC, in the United States, provides services on the local market and imports and commercializes steel products. Stahlwerk Thüringen (SWT), which is based in Germany, produces long steel products and specializes in the production of steel profiles used in construction.

In March 2025, the Company acquired the company Gramperfil S.A. which is located in Portugal. This acquisition will complement local operations involving the production, importing, commercialization and processing of metal profiles and accessories used in metal products and civil construction.

(In thousands of R$, unless otherwise stated)

•	Mining

Mining includes iron ore and tin mining activities.

Operations producing high-quality iron ore are located in Minas Gerais’ Iron Quadrangle where iron ore purchased from third parties is sold in addition to production.

At the end of 2015, CSN and the Asian Consortium formalized a shareholders' agreement for the combination of assets involved in iron ore operations and related logistics, to form a new company, which will concentrate the Group's mining activities as of December 2015. Within this context, the new company, which is currently known as CSN Mineração S.A., came to hold a lease for the TECAR terminal, as well as the Casa de Pedra mine and all shares in the company Namisa. Namisa was incorporated on December 31, 2015. Additionally, CSN holds 100% of the National Minerals that comprise the Fernandinho (operational), Cayman and Pedras Pretas (mineral resource) mines, all of which are located in Minas Gerais.

In addition, CSN controls Estanho de Rondônia S.A., a company with tin mining and smelting units in the state of Rondônia.

•	Logistics

i. Railway

CSN has a stake in three railway companies: MRS Logística S.A., which manages the former Malha Sudeste da Rede Ferroviária Federal S.A., Transnordestina Logística S.A. and FTL - Ferrovia Transnordestina Logística S.A. FTL - Ferrovia Transnordestina Logística S.A is the holder of the concession owned by the former Malha Nordeste da RFFSA in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

a) MRS

The rail transport services provided by MRS are fundamental to the supply of raw materials and the transport of final products. The entirety of the iron ore, coal and coke consumed at the Presidente Vargas Plant is transported by MRS, as well as part of the steel produced by CSN both for the domestic market and for export.

Southeastern Brazil’s railway system, which comprises 1,674 km of railways, provides services in the industrial triangle formed by the states of São Paulo - Rio de Janeiro - Minas Gerais, in the Southeast region and links company mines located in Minas Gerais to ports in São Paulo and Rio de Janeiro. The network also connects steel mills belonging to CSN, Companhia Siderúrgica Paulista, or Cosipa, and Gerdau Açominas. In addition to providing service to other clients, the railway line transports iron ore from the Company’s Casa de Pedra mine in Minas Gerais, and coke and coal from the Port of Itaguaí in Rio de Janeiro, to Volta Redonda/RJ. The network also transports products destined for export to the Ports of Itaguaí and Rio de Janeiro.

(In thousands of R$, unless otherwise stated)

b) TLSA and FTL

TLSA and FTL hold the concession of the former RFFSA Northeast network. The northeastern railway system covers 4,238 km of railway network divided into two sections: i) Network I, which includes the sections of São Luiz - Mucuripe, Arrojado - Recife, Itabaiana - Cabedelo, Paula Cavalcante - Macau - and Propriá - Jorge Lins; and ii) Network II, which includes the sections of Missão Velha - Salgueiro, Salgueiro - Trindade, Trindade - Eliseu Martins and Missão Velha - Porto de Pecém.

It also connects to the main ports in the region, thus offering an important competitive advantage through opportunities for combined transport solutions and tailor-made logistics projects.

ii. Port

The Company’s activities in port logistics sector were consolidated through the operation of the Sepetiba terminal, which was built after a port modernization law (Federal Law 8.630/1993) allowing the transfer of port activities to the private sector was passed. The Sepetiba terminal offers the infrastructure required to meet all the needs of exporters, importers and shipowners. Its installed capacity exceeds that of most Brazilian terminals. It has berths and large storage area, as well as the most modern and appropriate equipment, systems, and intermodal connections.

The Company's ongoing investment in terminal projects has allowed the Itaguaí Port Complex to be consolidated as one of the most modern of its kind in Brazil.

iii. Land Transport

On April 1, 2025, CSN completed the acquisition of Estrela Comércio e Participações S.A. (“the Estrela Group"), the Tora Transportes group’s ("Tora Group”) holding company.

Initially founded in the 1970s meet road transport needs, the Tora Group currently offers an "Integrated Logistics System” that seeks to integrate modes of transport, especially in road-rail operations and transport in the steel, mining, solid bulk, automotive and dry cargo sectors in general. The Tora Group’s services portfolio also includes terminal management, storage, operation of bonded warehouses, and production chain and light vehicle fleet management services, including the rental and resale of used vehicles.

The Tora Group maintains a national and international presence within the transport sector. The Group relies on more than 70 branches distributed throughout Brazil. It currently operates at four multimodal terminals located in the Southeast region of Brazil and a border terminal located in the city of Uruguaiana/RS. With regards to bonded warehouses, the Tora Group operates a terminal located in the city of Betim/MG that receives goods imported from the Brazil’s largest ports and airports.

In March 2024, the Tora Group began operations in the light vehicle segment (fleet management, lease and resale of used vehicles), through the acquisition of the Lokamig Group.

•	Energy

CSN is one of the largest industrial consumers of electricity in Brazil. Since energy is a fundamental input in the Company’s production process, it holds electricity generation assets and achieved energy self-sufficiency with the acquisitions made in 2022. CSN subsequently began to operate within the sector as a player in electricity generation through the commercialization of its surplus energy.

(In thousands of R$, unless otherwise stated)

With the acquisitions, the CSN group now offers a portfolio of generation assets with a total installed capacity of 2,011 MW, which comprise the following assets:

1.	Itá Hydroelectric Power Plant, located in the state of Santa Catarina, in which CSN holds a 29.50% stake through the SPE ITASA, with installed capacity equivalent to its participation of 428 MW;

2.	Igarapava Hydroelectric Power Plant, located in Minas Gerais, in which CSN holds 17.92% participation in the consortium, with installed capacity equivalent to its participation of 38 MW;

3.	Thermoelectric Cogeneration Center CTE#1, CTE#2 and TRT – Top Recovery Turbine, operating at Presidente Vargas Plant with installed capacity of 10 MW, 235 MW and 22 MW respectively, using industrial gases recirculated from steel production as fuel;

4.	Sacre II Small Hydroelectric Power Plant, located in the state of Mato Grosso, with installed capacity of 30 MW, of which CSN Cimentos holds full control of the asset through indirect control of the Brasil Central Energia SPE;

5.	Santa Ana Small Hydroelectric Power Plant, which is located in the state of Santa Catarina and has a totaled installed capacity of 6.3 MW. CSN Cimentos fully controls this asset through by maintaining direct control of the Santa Ana Energética SPC;

6.	Quebra Queixo Hydroelectric Power Plant, located in the state of Santa Catarina, with an installed capacity of 120 MW, of which CSN Mineração holds full control of the asset through direct control of the SPE of CEC – Companhia Energética Chapecó;

7.	Cachoeira dos Macacos Small Hydroelectric Power Plant, located in the state of Minas Gerais, with an installed capacity of 3.4 MW, of which CSN Cimentos holds full control of the asset through the acquisition of LafargeHolcim;

8.	Companhia Estadual de Geração de Energia Elétrica – CEEE-G, which is located in the state of Rio Grande do Sul and maintains a platform of 13 operational assets, including its own Hydroelectric Power Plants, wind and solar assets, in addition to a minority interest in other projects. CEEE-G has a total current installed capacity of 1,119 MW..

•	Cement

The Cement segment, which operates through CSN Cimentos, consolidates the production, commercialization, and distribution operations of cement, aggregates, and concrete. In the factories located in the Southeast, the slag used is the same produced by the blast furnaces of the Presidente Vargas Plant itself, in Volta Redonda/RJ.

The Company has intensified its strategy of expanding to new regions, starting with the acquisition of Elizabeth Cimentos S.A. and Elizabeth Mineração Ltda. As of August 31, 2021, these companies, which maintain operations in Brazil’s Northeast region, have added a total of 1.3 Mtpa in cement production capacity.

On September 6, 2022, CSN Cimentos made relevant advances in terms of its capacity and geographic positioning through the acquisition of LafargeHolcim (Brasil) S.A. This asset will add a total of 11 million tons of cement production capacity, in addition to introducing new businesses areas to the Company’s current portfolio: Aggregates and Concrete. When all operations are combined, CSN's Cement segment is currently the second largest in Brazil in terms of effective production capacity, which totals 17 million tons per year.

(In thousands of R$, unless otherwise stated)

The Company’s cement plants are located in the states of Minas Gerais, Rio de Janeiro, Espírito Santo Bahia, Goiás and São Paulo. The production process essentially occurs through grinding primary raw materials which include clinker, limestone, gypsum, and slag.

The Company currently supplies the cement market through a diverse product portfolio that is suitable for both the technical segment and the distribution market according to ABNT NBR 16697. The cement is marketed in both bagged and bulk form.

•	Sales by Geographic Area

Sales by geographic area are determined based on customers' location. National sales on a consolidated basis are represented by revenues from customers located in Brazil and export sales represent revenues from customers located abroad.

Result by segment

For the purposes of preparing and presenting information by business segment, Management decided to maintain the proportional consolidation of the jointly controlled companies, as historically presented. For the purpose of consolidating the income statement, the values of these companies are eliminated in the column "Corporate expenses/elimination".

										Six months ended
										06/30/2025
P&L	Ref.	Steel	Mining	Logistics			Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads	Land Transport
Net revenues		11,498,986	6,845,843	142,955	1,485,641	318,983	381,860	2,314,459	(1,387,812)	21,600,915
In Brazil		8,279,429	834,544	142,955	1,485,641	311,710	381,860	2,314,455	(2,518,986)	11,231,608
Abroad		3,219,557	6,011,299			7,273		4	1,131,174	10,369,307
Cost of sales and services	24	(10,529,614)	(4,704,196)	(122,001)	(849,305)	(268,344)	(238,517)	(1,651,877)	2,021,281	(16,342,573)
Gross profit		969,372	2,141,647	20,954	636,336	50,639	143,343	662,582	633,469	5,258,342
General and administrative expenses	24	(677,328)	(152,131)	(5,887)	(130,609)	(13,729)	(18,854)	(551,348)	(1,224,278)	(2,774,164)
Other operating income/(expenses), net	25	(129,235)	(140,858)	(11,316)	(48,951)	(1,261)	(34,029)	411,962	(245,324)	(199,012)
Equity in results of affiliated companies	9								245,227	245,227
Operating result before Financial Income and Taxes		162,809	1,848,658	3,751	456,776	35,649	90,460	523,196	(590,906)	2,530,393

Sales by geographic area
Asia			5,636,655						1,113,676	6,750,331
North America		637,983								637,983
Latin America		25,765				7,273		4		33,042
Europe		2,555,809	374,644						17,498	2,947,951
Foreign market		3,219,557	6,011,299			7,273		4	1,131,174	10,369,307
Domestic market		8,279,429	834,544	142,955	1,485,641	311,710	381,860	2,314,455	(2,518,986)	11,231,608
Total		11,498,986	6,845,843	142,955	1,485,641	318,983	381,860	2,314,459	(1,387,812)	21,600,915

										Three months ended
										06/30/2025
P&L	Ref.	Steel	Mining	Logistics			Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads	Road transport
Net revenues		5,391,860	3,413,704	57,364	800,534	318,983	203,413	1,212,746	(705,318)	10,693,286
In Brazil		4,062,222	405,425	57,364	800,534	311,710	203,413	1,212,746	(1,337,315)	5,716,099
Abroad		1,329,638	3,008,279			7,273			631,997	4,977,187
Cost of sales and services	24	(4,866,085)	(2,420,561)	(60,181)	(428,989)	(268,344)	(125,888)	(844,484)	1,047,345	(7,967,187)
Gross profit		525,775	993,143	(2,817)	371,545	50,639	77,525	368,262	342,027	2,726,099
General and administrative expenses	24	(338,037)	(85,916)	(3,095)	(68,009)	(13,729)	(9,716)	(289,855)	(688,177)	(1,496,534)
Other operating income/(expenses), net	25	(85,469)	(95,513)	(8,375)	(65,574)	(1,261)	62,968	442,182	(2,560)	246,398
Equity in results of affiliated companies	9								166,793	166,793
Operating result before Financial Income and Taxes		102,269	811,714	(14,287)	237,962	35,649	130,777	520,589	(181,917)	1,642,756

(In thousands of R$, unless otherwise stated)

Sales by geographic area
Asia			2,878,498						631,997	3,510,495
North America		192,447								192,447
Latin America		15,775				7,273				23,048
Europe		1,121,416	129,781							1,251,197
Foreign market		1,329,638	3,008,279			7,273			631,997	4,977,187
Domestic market		4,062,222	405,425	57,364	800,534	311,710	203,413	1,212,746	(1,337,315)	5,716,099
Total		5,391,860	3,413,704	57,364	800,534	318,983	203,413	1,212,746	(705,318)	10,693,286

										Six months ended
										06/30/2024
P&L	Ref.	Steel	Mining	Logistics			Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads	Road transport
Net revenues		10,974,798	6,170,450	163,325	1,431,408		206,748	2,317,582	(669,579)	20,594,732
In Brazil		7,850,118	742,324	163,325	1,431,408		206,748	2,317,582	(2,241,456)	10,470,049
Abroad		3,124,680	5,428,126						1,571,877	10,124,683
Cost of sales and services	24	(10,484,851)	(3,914,658)	(128,825)	(784,628)		(187,176)	(1,656,299)	1,741,768	(15,414,669)
Gross profit		489,947	2,255,792	34,500	646,780		19,572	661,283	1,072,189	5,180,063
General and administrative expenses	24	(643,492)	(141,367)	(6,262)	(123,518)		(21,133)	(404,040)	(1,653,021)	(2,992,833)
Other operating income/(expenses), net	25	(305,531)	275,901	(1,399)	75,309		1,544	(83,778)	(144,431)	(182,385)
Equity in results of affiliated companies	9								191,599	191,599
Operating result before Financial Income and Taxes		(459,076)	2,390,326	26,839	598,571		(17)	173,465	(533,664)	2,196,444

Sales by geographic area
Asia			5,012,589						1,571,877	6,584,466
North America		859,567								859,567
Latin America		21,235								21,235
Europe		2,243,879	357,725							2,601,604
Others			57,812							57,812
Foreign market		3,124,680	5,428,126						1,571,877	10,124,684
Domestic market		7,850,118	742,324	163,325	1,431,408		206,748	2,317,582	(2,241,456)	10,470,049
Total		10,974,798	6,170,450	163,325	1,431,408		206,748	2,317,582	(669,579)	20,594,732

										Three months ended
										06/30/2024
	Ref.	Steel	Mining	Logistics			Energy	Cement	Corporate expenses/elimination	Consolidated
				Port	Railroads	Road transport
Net revenues		5,590,548	3,347,059	79,155	759,518		102,795	1,238,353	(235,688)	10,881,740
In Brazil		4,110,175	314,433	79,155	759,518		102,795	1,238,353	(1,101,613)	5,502,816
Abroad		1,480,373	3,032,626						865,925	5,378,924
Cost of sales and services	24	(5,309,455)	(1,998,527)	(62,130)	(417,029)		(103,317)	(856,270)	854,027	(7,892,701)
Gross profit		281,093	1,348,532	17,025	342,489		(522)	382,083	618,339	2,989,039
General and administrative expenses	24	(320,487)	(58,943)	(3,357)	(64,323)		(6,518)	(226,247)	(907,541)	(1,587,416)
Other operating income/(expenses), net	25	(145,099)	334,704	(2,505)	37,552		(4,429)	(32,839)	(73,777)	113,607
Equity in results of affiliated companies	9								98,279	98,279
Operating result before Financial Income and Taxes		(184,493)	1,624,293	11,163	315,718		(11,469)	122,997	(264,700)	1,613,509

Sales by geographic area
Asia			2,877,958						865,925	3,743,883
North America		435,561								435,561
Latin America		13,935								13,935
Europe		1,030,878	186,668							1,217,546
Others			(32,000)							(32,000)
Foreign market		1,480,373	3,032,626						865,925	5,378,924
Domestic market		4,110,175	314,433	79,155	759,518		102,795	1,238,353	(1,101,613)	5,502,816
Total		5,590,548	3,347,059	79,155	759,518		102,795	1,238,353	(235,688)	10,881,739

(In thousands of R$, unless otherwise stated)

28.	ADDITIONAL INFORMATION ON CASH FLOW

The following table sets forth the additional transaction information related to the statement of cash flows:

			Consolidated		Parent Company
	Ref.	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Income tax and social contribution paid		240,929	669,902
Addition to PP&E with interest capitalization	26	176,491	89,522	95,537	30,124
Remeasurement and addition – Right of use	10.b	161,272	128,505	2,709	4,940
Addition to PP&E without adding cash			32,128
Capitalization/acquisition of affiliates and subsidiary without effect on cash flow		479,680		442,500
		1,058,372	920,057	540,746	35,064

29.	STATEMENT OF COMPREHENSIVE INCOME

				Consolidado
	Six-month period ended		Three-month period ended
	6/30/2025	6/30/2024	6/30/2025	6/30/2024
Net income/(loss)	(861,949)	(702,274)	(130,369)	(222,612)

Other comprehensive income
Items that will not be subsequently reclassified to the statement of income
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes	73	(1,335)	37	(1,058)
	73	(1,335)	37	(1,058)

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the year	(3,083)	379,204	105,844	350,057
(Loss)/gain cash flow hedge accounting, net of taxes	1,918,399	(1,788,401)	722,735	(1,474,416)
Cash flow hedge reclassified to income upon realization, net of taxes	141,920	(8,759)	19,255
(Loss)/gain cash flow hedge accounting – “Platts” from investments in subsidiaries, net of taxes	509,567	235	187,649	(820,294)
	2,566,803	(1,417,721)	1,035,483	(1,944,653)

	2,566,876	(1,419,056)	1,035,520	(1,945,711)

Comprehensive income for the year	1,704,927	(2,121,330)	905,151	(2,168,323)

Attributable to:
Earnings attributable to the controlling interests	1,632,602	(2,537,585)	820,151	(2,308,414)
Earnings attributable to the non-controlling interests	72,325	416,255	85,000	140,091
	1,704,927	(2,121,330)	905,151	(2,168,323)
The accompanying notes are an integral part of these consolidated financial statements

				Controladora
	Six-month period ended		Three-month period ended
	6/30/2025	6/30/2024	6/30/2025	6/30/2024
Net income/(loss)	(785,146)	(1,118,480)	(166,000)	(528,779)

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes	74	(1,336)	37	(1,058)
	74	(1,336)	37	(1,058)

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the year	(3,083)	379,204	105,844	350,057
(Loss)/gain cash flow hedge accounting, net of taxes	1,918,399	(1,788,401)	722,735	(1,474,416)
Cash flow hedge reclassified to income upon realization, net of taxes	141,920	(8,759)	19,255
(Loss)/gain cash flow hedge accounting – “Platts” from investments in subsidiaries, net of taxes	351,656	187	129,498	(654,218)
Gain on the percentage change in investments	8,782		8,782

	2,417,674	(1,417,769)	986,114	(1,778,577)

	2,417,748	(1,419,105)	986,151	(1,779,635)

Comprehensive income for the year	1,632,602	(2,537,585)	820,151	(2,308,414)

(In thousands of R$, unless otherwise stated)

30.	SUBSEQUENT EVENTS

HOLDING OF AN ANNUAL GENERAL MEETING OF CSN CEMENTOS BRASIL S.A.’S DEBENTURE HOLDERS

Companhia Siderúrgica Nacional wishes to inform those concerned that, on July 4, 2025, at 10:00 a.m., a General Meeting of Debenture Holders was held to deliberate on the 4th (fourth) issue of simple debentures, which are unsecured and not convertible into shares together with an additional personal guarantee, in a single series for public distribution as part of a restricted offering, held by the Company’s subsidiary CSN Cimentos Brasil S.A.

Amendments to Clauses 3.6.1 and 3.6.3 of the Indenture were approved at the meeting.

ELECTION OF NEW PERMANENT EXECUTIVE BOARD AT CEEE-G

Companhia Siderúrgica Nacional wishes to inform those concerned that, on July 11, 2025, at 5:00 p.m., a meeting of the Board of Directors of its subsidiary CEEE-G was held, in order to deliberate upon the election of members of the Executive Board.

The new composition of the Executive Board was approved at the meeting. Mr. Marcelo Cunha Ribeiro was elected to the position of Superintendent and will accumulate the functions of the Investor Relations Officer. Mr. Alberto de Senna Santos, Mr. David Moise Salama and Mr. Pedro Barros Mercadante Oliva were elected to the positions of Directors without specific designation.

The officers elected in this act started their two-year mandate on the same date as provided for in the Company's Bylaws.

NOTICE OF SALE OF RELEVANT OWNERSHIP INTEREST

On July 11, 2025, Companhia Siderúrgica Nacional provided notice on the market of having received a letter from CFL Participações S.A. (“CFL”), CFL Ana Participações S.A.’s (“CFL Ana”) parent company, informing a corporate restructuring process in which 66,261,625 shares of common issued by the Company were transferred from CFL Ana to Avelina Participações S.A. (“Avelina”), a company over which CFL also holds complete control.

The transaction did not result in a change in CFL's total ownership – whether direct and indirect – in CSN, which continues to comprise 132,524,250 (one hundred and thirty-two million five hundred and twenty-four thousand two hundred and fifty) shares of common stock representing 9.99% of the Company's share capital.

As part of the transfer, Avelina agreed to the entirety of the terms of the Company's Shareholders' Agreement according to the Accession Agreement delivered to CSN on May 30, 2025 and amended on July 8, 2025.

CSN’s shareholding structure therefore now comprises:

(In thousands of R$, unless otherwise stated)

SALE OF OWNERSHIP INTEREST IN USIMINAS

On July 31, 2025, Companhia Siderurgica Nacional provided notice of a Material Event involving the sale of 35,192,508 shares of common stock and 27,336,139 shares of preferred stock issued by Usinas Siderúrgica de Minas Gerais S.A. –

Usiminas to Globe Investimentos S.A. at the closing trade price as of July 29, 2025. As a result, CSN's direct and indirect ownership interest in Usiminas’ share capital stock came to comprise a total of 10.13% shares of common stock, 5.08% of shares of preferred stock issued by Usiminas, or 7.92% of the Company’s total share capital.

Subsequent events at subsidiaries

•	CSN Cimentos Brasil

HOLDING OF AN ANNUAL GENERAL MEETING OF CSN CEMENTOS BRASIL S.A.’S DEBENTURE HOLDERS

On July 4, 2025, at 10:00 a.m., a General Meeting of Debenture Holders was held to deliberate on the 4th (fourth) issue of simple debentures, which are unsecured and not convertible into shares together with an additional personal guarantee, in a single series for public distribution as part of a restricted offering, held by CSN Cimentos Brasil S.A.

Amendments to Clauses 3.6.1 and 3.6.3 of the Indenture were approved at the meeting.

•	CEEE-G

ELECTION OF NEW PERMANENT EXECUTIVE BOARD

On July 11, 2025, at 5:00 p.m., a meeting of the Company's Board of Directors was held to deliberate on the election of members of the Executive Board. The new composition of the Executive Board was approved at the meeting, of which Mr. Marcelo Cunha Ribeiro was elected to the position of Superintendent and will accumulate the functions of the Investor Relations Officer. Mr. Alberto de

Senna Santos, Mr. David Moise Salama and Mr. Pedro Barros Mercadante Oliva were elected to the positions of Directors without specific designation. The officers elected in this act started their two-year mandate on the same date as provided for in the Company's Bylaws.

•	CSN Mineração

PAYMENT OF DIVIDENDS AND INTEREST ON SHAREHOLDERS' EQUITY

On July 15, CSN Mineração S.A. paid dividends and interest on shareholders’ equity according to resolutions made at a meeting of the Board of Directors held on December 27, 2024 and May 8, 2025, as disclosed in the respective Notices to Shareholders published on October 30, 2024 and May 8, 2025.

A net amount of BRL 0.03311256395 per share was paid as part of the resolution made on December 27, 2024 as interest on shareholders’ equity (gross amount of BRL 0.03895595758 per share). Shareholders holding a position with the depository institution Banco Bradesco S.A. were entitled to receive this payment based on their position as of January 6, 2025. Shares began to be traded on an ex-rights basis as of January 7, 2025.

With respect to the resolution made May 8, 2025, a net amount of BRL 0.200661094064 per share was paid as interim dividends and BRL 0.03286055531 per share as interest on shareholders’ equity (gross amount of BRL 0.0386594768380 per share). Shareholders holding an active ownership interest in the Company on May 13, 2025 were entitled to the resulting proceeds. Shares began to be traded on an ex-dividend basis as of May 14, 2025.

In total, an amount of BRL1,511 million was distributed among shareholders.

(In thousands of R$, unless otherwise stated)

•	TRANSNORDESTINA LOGÍSTICA

In July 2025, an amount of BRL582,895 related to the 10th issue of debentures (FDNE) was released according to the 15th Amendment to the Public Deed for Issuance of Debentures.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 14, 2025

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.